FPC Exemption No. (82-836)
RECEIVED
2008 JUN 25 P 1:55

PROCESSED
JUL 0 3 2008
THOMSON REUTERS

08003450

SUPPL

FIRST PACIFIC

# FIRST PACIFIC COMPANY LIMITED

*(Incorporated in Bermuda with limited liability)*

**(Stock code: 00142)**

*Website: http://www.firstpacco.com*

## ANNOUNCEMENT
## GENERAL MANDATE FOR
## INDOFOOD AGRI RESOURCES LTD TO ISSUE SHARES
## AND
## DESPATCH OF SHAREHOLDERS' CIRCULAR RELATING TO CONTINUING CONNECTED TRANSACTIONS AND GENERAL MANDATE FOR INDOFOOD AGRI RESOURCES LTD TO ISSUE SHARES
## AND
## NOTICE OF SPECIAL GENERAL MEETING

**Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders of First Pacific Company Limited**

Quam Financial Services Group

**Quam Capital Limited**

**GENERAL MANDATE FOR INDOFOOD AGRI RESOURCES LTD TO ISSUE SHARES**

Indo Agri, being a subsidiary of the Company, is a company with its securities listed on the Singapore Exchange Securities Trading Limited. As at the date hereof, Indo Agri constitutes a "major subsidiary" of the Company for the purposes of Chapter 13 of the Listing Rules. Pursuant to Part II of Chapter 8 of the SGX-ST Listing Manual to which Indo Agri is bound, the shareholders of Indo Agri have pre-emptive rights comparable to that provided under Rule 13.36(1) of the Listing Rules. The text of Parts II, IV and VI of Chapter 8 of the SGX-ST Listing Manual which set out the relevant rules governing the issuance of securities (including shares, company warrants and convertible securities) by Singapore listed issuers, as currently in force, is reproduced in Appendix II to the circular. **Although the pre-emptive right rules contained in the Listing Rules and the SGX-ST Listing Manual are comparable, there are differences between the two sets of rules. If you are in any doubt as to any aspects of these rules, you should consult a solicitor or other professional adviser.**

The Directors understand that it is common market practice in the Singapore market for listed companies to seek and obtain from the SGX-ST Listing Manual General Mandate for the issue of shares or convertible securities pursuant to Part II of Chapter 8 of SGX-ST Listing Manual.

On 28 April 2008, the shareholders of Indo Agri granted an SGX-ST Listing Manual General Mandate to the directors of Indo Agri which primarily empowers the directors of Indo Agri to allot and issue shares and convertible securities in the capital of Indo Agri at any time until the conclusion of the next annual general meeting of Indo Agri and upon such terms and conditions and for such purposes as the directors of Indo Agri may, in their absolute discretion, deem fit provided that the aggregate number of shares to be allotted and issued shall not exceed 50% of the issued share capital of Indo Agri at the time of passing the resolution, of which the aggregate number of shares and convertible securities to be issued other than on a pro rata basis to all shareholders of Indo Agri shall not exceed 20% of the issued share capital of Indo Agri.

For the purpose of determining the aggregate number of shares of Indo Agri that may be issued under the Indo Agri General Mandate, the percentage of issued shares shall be based on the issued shares of the Indo Agri as at the date of the passing of its relevant resolution, after adjusting for (1) new shares of Indo Agri arising from the conversion or exercise of convertible securities; (2) new shares of Indo Agri arising from exercising share options or vesting of share awards outstanding or subsisting at the time the relevant resolution is passed and any subsequent consolidation or subdivision of the shares of Indo Agri. Pursuant to the SGX-ST Listing Manual, an issue of shares by a company listed on the SGX-ST must not be priced at more than 10% discount to the weighted average price for trades done on SGX-ST for the full market day on which the placement or subscription agreement is signed.

The terms of the Indo Agri General Mandate are set out in Appendix III to the Circular. Based on the terms of the Indo Agri General Mandate and the share capital structure of Indo Agri as at the Latest Practicable Date, exercise in full by the Indo Agri directors of their power to issue, or agree to issue, shares or convertible securities pursuant to such mandate would result in the Company's effective equity interest in Indo Agri being reduced from 29.8% to 23.8%.

Further details of the Indo Agri General Mandate are be included in the Circular in relation to the continuing connected transactions described in the announcements dated 23 May 2008 and 10 June 2008 of the Company which has been despatched to shareholders.

## DESPATCH OF THE SHAREHOLDERS' CIRCULAR

In accordance with the Listing Rules, the Company has despatched the Circular to its shareholders containing, amongst others, information regarding the continuing connected transactions which require shareholder approval as described in the announcements of the Company dated 23 May 2008 and 10 June 2008 and information relating to the Indo Agri General Mandate. A notice convening the Shareholders' Meeting, at which ordinary resolutions will be proposed to consider, and if thought fit, approve the continuing connected transactions described in the announcements of the Company dated 23 May 2008 and 10 June 2008 and the Indo Agri General Mandate is also enclosed with the Circular.

## NOTICE OF SPECIAL GENERAL MEETING

The notice of the special general meeting of the Company to be held at 9:30 a.m., Monday, 30 June 2008 is set out in the text of this announcement.

## GENERAL MANDATE FOR INDOFOOD AGRI RESOURCES LTD TO ISSUE SHARES

Indofood Agri Resources Ltd. ("Indo Agri") being a subsidiary of First Pacific Company Limited (the "Company"), is a company with its securities listed on the Singapore Exchange Securities Trading Limited ("SGX-ST"). As at the date hereof, Indo Agri constitutes a "major subsidiary" of the Company for the purposes of Chapter 13 of the Listing Rules. Pursuant to Part II of Chapter 8 of the Singapore Exchange Securities Trading Limited Listing Manual (the "SGX-ST Listing Manual") to which Indo Agri is bound, the shareholders of Indo Agri have pre-emptive rights comparable to that provided under Rule 13.36(1) of the Listing Rules. The text of Parts II, IV and VI of Chapter 8 of the SGX-ST Listing Manual which set out the relevant rules governing the issuance of securities (including shares, company warrants and convertible securities) by Singapore listed issuers, as currently in force, is reproduced in Appendix II to this circular. **Although the pre-emptive right rules contained in the Listing Rules and the SGX-ST Listing Manual are comparable, there are differences between the two sets of rules. If you are in any doubt as to any aspects of these rules, you should consult a solicitor or other professional adviser.**

The Directors understand that it is common market practice in the Singapore market for listed companies to seek and obtain from the SGX-ST Listing Manual General Mandate for the issue of shares or convertible securities pursuant to Part II of Chapter 8 of SGX-ST Listing Manual.

On 28 April 2008, the shareholders of Indo Agri granted an SGX-ST Listing Manual General Mandate to the directors of Indo Agri which primarily empowers the directors of Indo Agri to allot and issue shares and convertible securities in the capital of Indo Agri at any time until the conclusion of the next annual general meeting of Indo Agri and upon such terms and conditions and for such purposes as the directors of Indo Agri may, in their absolute discretion, deem fit provided that the aggregate number of shares to be allotted and issued shall not exceed 50% of the issued share capital of Indo Agri at the time of passing the resolution, of which the aggregate number of shares and convertible securities to be issued other than on a pro rata basis to all shareholders of Indo Agri shall not exceed 20% of the issued share capital of Indo Agri (the "Indo Agri General Mandate").

For the purpose of determining the aggregate number of shares of Indo Agri that may be issued under the Indo Agri General Mandate, the percentage of issued shares shall be based on the issued shares of the Indo Agri as at the date of the passing of its relevant resolution, after adjusting for (1) new shares of Indo Agri arising from the conversion or exercise of convertible securities; (2) new shares of Indo Agri arising from exercising share options or vesting of share awards outstanding or subsisting at the time the relevant resolution is passed and any subsequent consolidation or subdivision of the shares of Indo Agri. Pursuant to the SGX-ST Listing Manual, an issue of shares by a company listed on the SGX-ST must not be priced at more than 10% discount to the weighted average price for trades done on SGX-ST for the full market day on which the placement or subscription agreement is signed.

The terms of the Indo Agri General Mandate are set out in Appendix III to the Circular (as defined below). Based on the terms of the Indo Agri General Mandate and the share capital structure of Indo Agri as at the date hereof, exercise in full by the Indo Agri directors of their power to issue, or agree to issue, shares or convertible securities pursuant to such mandate would result in the Company's effective equity interest in Indo Agri being reduced from 29.8% to 23.8%.

Further details of the Indo Agri General Mandate will be included in the Circular (as defined below).

## DESPATCH OF THE SHAREHOLDERS CIRCULAR

Reference is made to the announcements dated 23 May 2008 and 10 June 2008 of the Company pursuant to which the Company announced revision of caps of a number of continuing connected transactions, a number of new continuing connected transactions.

In accordance with the Listing Rules, the Company has despatched a circular (the "Circular") to its shareholders containing, amongst others, information regarding the continuing connected transactions which require shareholder approval as described in the announcements of the Company dated 23 May 2008 and 10 June 2008 and information relating to the Indo Agri General Mandate. A notice convening the Shareholders' Meeting, at which ordinary resolutions will be proposed to consider, and if thought fit, approve the continuing connected transactions described in the announcements of the Company dated 23 May 2008 and 10 June 2008 and the Indo Agri General Mandate is also enclosed with the Circular.

FIRST
PACIFIC

# FIRST PACIFIC COMPANY LIMITED

*(Incorporated in Bermuda with limited liability)*
**(Stock code: 00142)**
*Website: http://www.firstpacco.com*

## NOTICE OF SPECIAL GENERAL MEETING

The notice of the special general meeting of the Company to be held at 9:30 a.m., Monday, 30 June 2008 is set out below:

**NOTICE IS HEREBY GIVEN** that a special general meeting of First Pacific Company Limited (the "**Company**") will be held at 9:30 a.m. on Monday, 30 June 2008 at 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong to consider and, if thought fit, approve, with or without modifications, the following resolutions as ordinary resolutions of the Company:–

1. **THAT** each of the continuing connected transactions, the related revised estimated annual caps for the financial years ending 31 December 2008 and 2009 and the related new annual caps assigned for the financial year ending 31 December 2010 relating to the consumer branded products business in respect of noodles carried on by the PT Indofood Sukses Makmur Tbk ("Indofood") group of companies as set out in Table A on pages 10 to 12 of the letter from the board section of the circular of the Company dated 13 June 2008 (the "Circular") be and are hereby approved and that any director of the Company be and is hereby authorised to do such further acts and things and execute further documents and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of any such transaction;

2. **THAT** the termination with immediate effect of the contract between PT Ciptakemas Abadi ("CKA") and De United Food Industries Ltd ("DUFIL") (transaction numbered (2) in Table A) and the entering into of new contracts on substantially the same terms with the same parties for fixed terms expiring on 31 December 2010 between (i) the food and ingredients division of Indofood ("FID") and DUFIL (transaction numbered (1) in Table A on pages 10 to 12 of the Circular); (ii) PT Ciptakemas Abadi ("CKA") and DUFIL (transaction numbered (2) in Table A); FID and Pinehill Arabian Food Ltd. ("Pinehill") (transaction numbered (4) in Table A); and CKA and Pinehill (transaction numbered (5) in Table A) be and are hereby approved and that any director of the Company be and is hereby authorised to do such further acts and things and execute further documents and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of any such transaction;

3. **THAT** each of the continuing connected transactions, the related revised estimated annual caps for the financial years ending 31 December 2008 and 2009 and the related new annual caps assigned for the financial year ending 31 December 2010 relating to the plantation business carried on by Indofood group of companies as set out in Table B1 on pages 15 to 16 of the letter from the board section of the Circular and each of the continuing connected transactions and the related new annual caps assigned for the financial years ending 31 December 2008, 2009 and 2010 relating to the plantation business carried on by Indofood group of companies as set out in Table B2 on pages 18 to 19 of the letter from the board section of the Circular, be and are hereby approved and that any director of the Company be and is hereby authorised to do such further acts and things and execute further documents and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of any such transaction;

4. **THAT** each of the potential continuing connected transactions and the related new annual caps assigned for the financial years ending 31 December 2008, 2009 and 2010 relating to the plantation business carried on by Indofood group of companies (after the completion of the Proposed Subscription) as set out in Table B3 on page 20 of the letter from the board section of the Circular be and are hereby approved and that any director of the Company be and is hereby authorised to do such further acts and things and execute further documents and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of any such transaction;

5. **THAT** the termination with immediate effect of the contracts between (i) PT Gunta Samba ("GS") and PT Rimba Mutiara Kusuma ("RMK") (transactions numbered (1) to (3) in Table B1 on pages 15 to 16 of the Circular); (ii) PT Multi Pacific International ("MPI") and RMK (transaction numbered (4) in Table B1); (iii) PT Sarana Inti Pratama ("SAIN") and PT Mentari Subur Abadi ("MSA") (transaction numbered (5) in Table B1); (iv) SAIN and PT Swadaya Bhakti Negaramas ("SBN") (transaction numbered (6) in Table B1; (v) SAIN and PT Agrosubur Permai ("ASP") (transaction numbered (7) in Table B1); (vi) SAIN and GS (transaction numbered (8) in Table B1); (vii) SAIN and MPI (transaction numbered (9) in Table B1); (viii) SAIN and MSA (transaction numbered (10) in Table B1); (ix) SAIN and SBN (transaction numbered (11) in Table B1); (x) SAIN and ASP (transaction numbered (12) in Table B1); (xi) SIMP and MSA/ASP (transaction numbered (13) in Table B1); (xii) PT Salim Ivomas Pratama ("SIMP") and SBN (transaction numbered (14) in Table B1); (xiii) SIMP and PT Mega Citra Perdana/MPI and GS (transaction numbered (15) in Table B1) and the entering into of new contracts on substantially the same terms with the same parties for fixed terms expiring on 31 December 2010 for the contracts in respect of transactions (1) to (15) as referred to in this resolution be and are hereby approved; and that any director of the Company be and is hereby authorised to do such further acts and things and execute further documents and take all such steps which in his opinion may be necessary, desirable or give expedient to implement and/ or give effect to the terms of any such transactions;

6. **THAT**:

   (a) the consent of the shareholders of the Company, for the purposes of Rule 13.36(1)(a)(ii) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules"), be and is hereby generally and unconditionally granted for Indofood Agri Resources Ltd. ("Indo Agri") to issue, allot and/or grant:

      (i) shares in the capital of Indo Agri ("Indo Agri Shares"), and/or

(ii) securities convertible into Indo Agri Shares, and/or

(iii) options, warrants or similar rights to subscribe for any Indo Agri Shares or securities convertible into Indo Agri Shares,

from time to time, in each case only to the extent permitted by the general mandate which was granted by the shareholders of Indo Agri by the ordinary resolution of the shareholders of Indo Agri passed on 28 April 2008, pursuant to and in accordance with the requirements of Rule 806 of the Singapore Exchange Securities Trading Limited Listing Manual.

By order of the Board
**FIRST PACIFIC COMPANY LIMITED**
**Nancy L.M. Li**
*Company Secretary*

Hong Kong, 13 June 2008

*Chairman:*
Anthoni Salim

*Executive Directors:*
Manuel V. Pangilinan *(Managing Director and CEO)*
Edward A. Tortorici
Robert C. Nicholson

*Non-Executive Directors:*
Ambassador Albert F. del Rosario
Sutanto Djuhar
Tedy Djuhar
Ibrahim Risjad
Benny S. Santoso
Napoleon L. Nazareno

*Independent Non-Executive Directors:*
Graham L. Pickles
Professor Edward K.Y. Chen, *GBS,CBE, JP*
Sir David W.C. Tang, *KBE*

*Registered Office:*
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

*Hong Kong Principal Office:*
24th Floor
Two Exchange Square
8 Connaught Place
Central
Hong Kong

FPC Exemption No. (82-836)

RECEIVED

2008 JUN 25 P 1:25

FIRST PACIFIC

**FIRST PACIFIC COMPANY LIMITED**

**第一太平**

*(Incorporated with limited liability under the laws of Bermuda)*
*Website: http://www.firstpacco.com*

**(Stock Code: 00142)**

## OVERSEAS REGULATORY ANNOUNCEMENT

*(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.)*

**Please refer to the attached documents relating to PT. Indofood Sukses Makmur Tbk. ("Indofood"), a 51.5% subsidiary of the Company:-**

**(1) Invitations to General Meetings of Shareholders of Indofood to be held on 27 June 2008; and**

**(2) Circular to Shareholders issued in Jakarta on 28 May 2008 in relation to the Proposed Subscription in PT Lajuperdana Indah.**

**Dated this 13th day of June, 2008**

As at the date of this announcement, the board of directors of First Pacific Company Limited comprises the following directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Napoleon L. Nazareno
Professor Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
Sir David W.C. Tang*, *KBE*

* *Independent Non-executive Directors*

# Indofood

THE SYMBOL OF QUALITY FOODS

# INVITATION TO
## GENERAL MEETINGS OF SHAREHOLDERS
## PT INDOFOOD SUKSES MAKMUR Tbk
## ("Company")

The Board of Directors of PT Indofood Sukses Makmur Tbk (the "Company") hereby invites the shareholders of the Company to attend the Annual General Meeting of Shareholders ("AGM") and the Extraordinary General Meeting of Shareholders ("EGM") (AGM and EGM referred to as the "Meetings") which will be held on:

**Day/date** : **Friday, June 27, 2008**
**Time** : **10:00 hrs Western Indonesian Time till finish**
**Place** : **Wisma Indosemen 21st floor, Jalan Jendral Sudirman Kav. 70-71 South Jakarta 12910**

**Agenda**

- **AGM** :
  1. Report of the Board of Directors on the activities and financial results of the Company for the year ended December 31, 2007;
  2. Approval of the Company's Balance Sheet and Income Statement for the year ended December 31, 2007;
  3. Appropriation of net profit of the Company for the year 2007;
  4. Appointment of the Public Accountant of the Company and authorization of the Board of Directors to determine the fees and other terms of engagement of the Public Accountant;
  5. Changes in the Company's Board.
- **EGM** :
  1. Reduction of issued and paid up capital of the Company in relation to the redemption in part of the treasury stock of the Company;
  2. Amendment of the articles of association of the Company;
  3. Approval of the proposed subscription in PT Lajuperdana Indah.

**Notes :**

1. This announcement is the official invitation to all shareholders of the Company and there will be no separate individual invitation to each shareholder.
2. Shareholders or their proxies attending the Meetings are requested to bring with them and show to the registration staff, photocopies of their resident identity cards (KTP) or other means of identification, before entering the meeting hall. For the shareholders registered under the Collective Deposit at PT Kustodian Sentral Efek Indonesia ("KSEI") they have to show their written confirmation to attend the Meetings ("KTUR").
3. Only shareholders whose names are recorded in the Company's Register of Shareholders on Wednesday, June 11, 2008 at 16:00 hrs Western Indonesian Time will be entitled to attend or be represented at the Meetings. For shareholders registered under the Collective Deposit at KSEI who intend to attend the Meetings shall register through a member of the Stock Exchange or Custodian to get the KTUR.
4. Shareholders unable to attend may be represented by their proxies by virtue of a valid power of attorney specified by the Board of Directors provided that the Directors, Commissioners and employees of the Company may act as proxies of the shareholders, however their vote as proxies will not be counted during the voting.
5. The Proxy Form and Statement Form can be obtained during business hours at the Company's office, Sudirman Plaza, Indofood Tower 25th Floor, Jalan Jendral Sudirman Kav.76-78, South Jakarta 12910.
6. Proxy form must be received by the Board of Directors at the latest Tuesday, June 24, 2008.
7. Shareholders or their proxies are requested to be present at the Meetings thirty (30) minutes prior to the Meetings schedule.

Jakarta, June 12, 2008

**PT INDOFOOD SUKSES MAKMUR Tbk**

The Board of Directors

THE JAKARTA POST SIZE : 192 x 220 mm

# CIRCULAR TO SHAREHOLDERS

**THIS CIRCULAR TO SHAREHOLDERS ("CIRCULAR") IS IMPORTANT AND REQUIRES THE ATTENTION OF THE SHAREHOLDERS OF PT INDOFOOD SUKSES MAKMUR TBK ("COMPANY")**

**THIS CIRCULAR IS ISSUED IN RELATION TO THE PROPOSED SUBSCRIPTION IN PT LAJUPERDANA INDAH (AFILIATE). THIS TRANSACTION WILL CONSTITUTE A CONFLICT OF INTEREST TRANSACTION AS STIPULATED IN THE BAPEPAM REGULATION NO. IX.E.1 REGARDING CONFLICT OF INTEREST IN CERTAIN TRANSACTION.**

If you have any difficulty in understanding this Circular or in doubt as to making decision, you should consult brokers, investment managers, legal consultants, accountants or other professional advisers.

In case you have sold all the shares that you own in the Company, you are kindly requested to immediately forward this Circular together with all its attachments to the concerned buyers or to the stock brokers/dealers who shall pass this on to the concerned buyers.

Indofood
THE SYMBOL OF QUALITY FOODS

## PT INDOFOOD SUKSES MAKMUR Tbk

Domiciled in Jakarta, Indonesia

**PRINCIPAL BUSINESSES:**
Instant noodle industry, flour milling, and equity investment in subsidiaries engaged in integrated food processing, plantations, processing of edible oils and fats, and distribution

**PRINCIPAL OFFICE:**
Sudirman Plaza, Indofood Tower, 27th Floor
Jalan Jenderal Sudirman Kav. 76-78
Jakarta 12910 – Indonesia
Telephone: +62 (21) 5795 – 8822
Facsimile: +62 (21) 5793 – 5960

The Board of Commissioners and the Board of Directors of the Company accept full responsibility for the accuracy of all the information contained in this Circular and there are no important and relevant facts the omission of which would cause the material information or facts in this Circular incorrect and/or misleading.

The notification for the Extraordinary General Meeting of Shareholders ("EGM") of the Company, has been announced on 28 May 2008 in 2 (two) Indonesian newspapers, namely, Kompas and Bisnis Indonesia, and 1 (one) English newspaper, which is The Jakarta Post.

The EGM will be held on Friday, 27 June 2008 in Jakarta. If you are unable to attend the said EGM, you are requested to complete and return the enclosed Proxy Form and Statement Form to the Company at the latest 3 (three) Business Days before the date of the EGM.

**Issued in Jakarta on 28 May 2008**

# TABLE OF CONTENTS

## DEFINITIONS

| | |
|---|---|
| *"Agreement"* | : The subscription of shares agreement that was made and entered into on 9 May 2008 by and between SIMP, BSS, LPI and the minority shareholders of LPI related to the Proposed Subscription |
| *"BAPEPAM-LK"* | : *Badan Pengawas Pasar Modal dan Lembaga Keuangan* or Indonesian Capital Market and Financial Institution Supervisory Agency |
| *"BEI"* | : *Bursa Efek Indonesia* or Indonesia Stock Exchange |
| *"BKPM"* | : *Badan Koordinasi Penanaman Modal* or Capital Investment Supervisory Board |
| *"BSS"* | : PT Bangun Sriwijaya Sentosa |
| *"Business Days"* | : Any days (other than Saturdays and Sundays) on which banks in Jakarta operate |
| *"Company"* | : PT Indofood Sukses Makmur Tbk |
| *"Completion"* | : The completion of the Proposed Subscription in accordance with Article 7 of the Agreement |
| *"Completion Date"* | : The date of completion or waiver of all or certain terms and conditions to be fulfilled under the Agreement |
| *"Conflict of Interest"* | : Conflict of economic interests of the Company with the economic interests of the Directors, Commissioners, majority shareholders of the Company or their affiliated parties |
| *"EGM"* | : Extraordinary General Meeting of Shareholders |
| *"Enlarged Capital"* | : The total issued shares of LPI after the issuance of New Shares |
| *"Indofood Group"* | : The Company and its subsidiaries |
| *"Independent Shareholders"* | : Shareholders who do not have any Conflict of Interest related to the Proposed Subscription and/or are not an affiliated party of a Director, Commissioner, or majority shareholder of the Company who has such a Conflict of Interest |
| *"LPI"* | : PT Lajuperdana Indah |
| *"New Shares"* | : 187,500 (one hundred eighty seven thousand five hundred) new shares with nominal value of Rp. 1,000,000 (one million Rupiah) each, to be issued by LPI representing 60% of the Enlarged Capital of LPI, which shall have the same rights as the existing issued shares of LPI |

| | | |
|---|---|---|
| *"Proposed Subscription"* | : | Proposed subscription by SIMP in LPI by way of subscription and full payment of New Shares in accordance with the terms and conditions as set forth in the Agreement |
| *"Regulation No. IX.E.1"* | : | Bapepam Regulation No. IX.E.1 regarding Conflict of Interest in Certain Transactions (Attachment to the Decree of the Chairman of Bapepam No. Kep-32/PM/2000 dated 22 August 2000) |
| *"Rp" or "Rupiah"* | : | The lawful currency of the Republic of Indonesia |
| *"SIMP"* | : | PT Salim Ivomas Pratama |
| *"Tcd"* | : | Tonnes cane per day |
| *"Transaction Value"* | : | The aggregate consideration of the Proposed Subscription as set forth in Article 3.1 of the Agreement |
| *"USD" or "United States Dollar"* | : | The lawful currency of the United States of America |

This page is deliberately left blank

Indofood
THE SYMBOL OF QUALITY FOODS

# PT INDOFOOD SUKSES MAKMUR Tbk

Domiciled in Jakarta, Indonesia

**PRINCIPAL BUSINESSES:**
Instant noodle industry, flour milling, and equity investment in subsidiaries engaged in integrated food processing, plantations, processing of edible oils and fats, and distribution

**PRINCIPAL OFFICE:**
Sudirman Plaza, Indofood Tower, 27th Floor
Jalan Jenderal Sudirman Kav. 76-78
Jakarta 12910 - Indonesia
Phone: +62 (21) 5795 - 8822
Facsimile: +62 (21) 5793 - 5960

## CIRCULAR TO SHAREHOLDERS

The Company through SIMP plans to enter into the Proposed Subscription in LPI by way of subscription and full payment of 187,500 shares of LPI representing 60% of the Enlarged Capital. LPI is an affiliated party of the Company's majority shareholder, therefore the Proposed Subscription shall be constituted as a conflict of interest transaction in accordance with Regulation No. IX.E.1.

With regard to the above-mentioned transaction, the Company will hold an EGM on 27 June 2008 to obtain the approval from the Independent Shareholders of the Company in accordance with Regulation No. IX.E.1.

This Circular is issued to provide a comprehensive description with regard to the Proposed Subscription and to assist the shareholders in making a decision on the Proposed Subscription as mentioned above.

This Circular has been announced to the shareholders on 28 May 2008 in 2 (two) Indonesian newspapers namely Kompas and Bisnis Indonesia, and 1 (one) English newspaper which is The Jakarta Post.

# I INTRODUCTION

The Agribusiness Group (previously known as the Edible Oils and Fats Group) mainly engaged in the business of research and development, seed breeding and planting of oil palm, and also processing of Crude Palm Oil (CPO). In addition to these activities, this group is also engaged in producing and marketing of cooking oil, margarine and shortening. This group also engages in other types of plantations such as rubber, cocoa and tea. This Proposed Subscription will enable the Indofood Group to expand and diversify its existing agribusiness activities into the areas of sugar cane cultivation and processing.

On 9 May 2008, SIMP entered into the Agreement with (i) BSS, (ii) LPI and (iii) the minority shareholders of LPI, under which LPI has agreed to issue New Shares to SIMP which has agreed to subscribe for the New Shares to be issued by LPI, for a Transaction Value of Rp. 375,000,000,000 (three hundred seventy five billion Rupiah), subject to the terms and fulfillment of the conditions precedent as set forth in the Agreement.

This Circular is prepared and issued to the Company's Shareholders in connection with the Proposed Subscription and therefore the Company intends to obtain the approval from the Independent Shareholders of the Company in the EGM to be held on Friday, 27 June 2008 to comply with Regulation No. IX.E.1.

This Circular has been prepared solely for the purpose as mentioned above and may not be relied upon for any other purposes.

# II BRIEF INFORMATION OF THE COMPANY

## 1 General

The Company domiciled in Jakarta is a limited liability company established under the laws of Republic of Indonesia. The Company was established under the name of PT Panganjaya Intikusuma based on Deed No. 228 dated 14 August 1990, as amended by Deed No. 249 dated 15 November 1990 and Deed No. 171 dated 20 June 1991, all made before Benny Kristianto, S.H., Notary in Jakarta; was approved by the Ministry of Justice of the Republic of Indonesia based on Decree of the Ministry of Justice of the Republic of Indonesia No. C2-2915.HT.01.01.Th.91 dated 12 July 1991; was registered at the District Court of South Jakarta under Registry Nos. 579, 580 and 581 dated 5 August 1991; published in the State Gazette of the Republic of Indonesia No. 12/611 dated 11 February 1992.

The Company's articles of association have been amended several times and the most recent amendment based on Deed of Statement of Meeting's Resolution No. 28 dated 22 February 2008, made before Benny Kristianto, S.H., Notary in Jakarta, containing amendment to the entire articles of association to comply with Law No. 40 of 2007 on Limited Liability Companies; such amendment has been approved by the Ministry of Law and Human Rights based on Decree No. AHU-16532.AH.01.02.Tahun 2008 dated 3 April 2008.

## 2 Business Activities

The main business activity of the Company is to engage in instant noodle industry, flour milling, equity investment in subsidiaries engaged in integrated food processing, plantations, processing of edible oils and fats, and distribution.

The Indofood Group's business activities comprise 4 (four) strategic business groups, as follows:

1. Consumer Branded Products (CBP) Group

   The CBP Group is engaged in various packaged processed foods manufacturing, including instant noodles, food seasonings, snack foods, and foods for babies, children, and pregnant mothers. The CBP Group comprises four divisions: the Instant Noodles Division, the Food Seasonings Division, the Snack Foods Division, and the Nutrition and Special Foods Division, which are supported by the Packaging Division.

2. Bogasari Group

   The Bogasari Group is mainly engaged in producing wheat flour and pasta.

3. Agribusiness Group

   Previously known as the Edible Oils and Fats Group. The Agribusiness Group is mainly engaged in the business of research and development, seed breeding and planting of oil palm, and also processing of Crude Palm Oil (CPO). In addition to these activities, this group is also engaged in producing and marketing of cooking oil, margarine and shortening. This group also engages in other types of plantations such as rubber, cocoa and tea.

4. Distribution Group

   With the extensive distribution network in Indonesia, the Distribution Group distributes nearly all Indofood Group's products as well as third-party's products.

## 3 Capital and Shareholding Structure

The capital and shareholding structure of the Company based on the shareholders register as of 30 April 2008 issued by the PT Raya Saham Registra (The Company's Shares Registrar) is as follows:

| Shareholders | Nominal Value Rp. 100 per share | | |
|---|---|---|---|
| | Shares | Rupiah | % |
| **Authorized Capital** | **30,000,000,000** | **3,000,000,000,000** | |
| **Issued and Fully Paid-up Capital:** | | | |
| - CAB Holding Limited | 4,394,603,450 | 439,460,345,000 | 51.53 |
| - JP Morgan Chase Bank | 477,117,390 | 47,711,739,000 | 5.59 |
| - Ibrahim Risjad | 3,203,180 | 320,318,000 | 0.04 |
| - Anthoni Salim | 632,370 | 63,237,000 | 0.01 |
| - Taufik Wiraatmadja | 50,000 | 5,000,000 | 0.00 |
| - Fransiscus Welirang | 12,750 | 1,275,000 | 0.00 |
| - Public | 3,652,969,860 | 365,296,986,000 | 42.83 |
| **Sub Total** | **8,528,589,000** | **852,858,900,000** | **100.00** |
| Treasury Stock | 915,600,000 | 91,560,000,000 | |
| **Total Issued and Fully Paid-Up Capital** | **9,444,189,000** | **944,418,900,000** | |
| **Total Unsubscribed Shares** | **20,555,811,000** | **2,055,581,100,000** | |

## 4 Composition of Board of Commissioners and Board of Directors

Based on Deed No. 94 dated 30 May 2007 made before Benny Kristianto, S.H., Notary in Jakarta, the composition of the Company's Board of Commissioners and Board of Directors is as follows:

**Board of Commissioners**

President Commissioner : Manuel V. Pangilinan
Commissioner : Benny Setiawan Santoso
Commissioner : Edward A. Tortorici
Commissioner : Ibrahim Risjad
Commissioner : Albert del Rosario
Commissioner : Robert Charles Nicholson
Commissioner : Graham L. Pickles
Independent Commissioner : Utomo Josodirdjo
Independent Commissioner : Torstein Stephansen
Independent Commissioner : Wahjudi Prakarsa

**Board of Directors**

President Director : Anthoni Salim
Vice President Director : Fransiscus Welirang
Vice President Director : Cesar Manikan dela Cruz
Vice President Director : Darmawan Sarsito
Director : Aswan Tukiaty
Director : Tjhie Tje Fie
Director : Taufik Wiraatmadja
Director : Peter Kradolfer

## 5 Condensed Consolidated Financial Data

The following table presents condensed consolidated financial data of the Indofood Group (prepared in accordance with generally accepted accounting principles in Indonesia) for the years ended 31 December 2007 and 2006, as derived respectively from the consolidated financial statements of the Indofood Group which have been audited by Purwantono, Sarwoko & Sandjaja with an Unqualified Opinion.

## Condensed Consolidated Balance Sheets

*(in million Rupiah)*

| Description | 31 December 2007 | 31 December 2006 |
|---|---|---|
| **Assets** | | |
| Current | 11,766,665 | 7,474,205 |
| Non Current | 17,760,801 | 8,793,278 |
| **Total Assets** | **29,527,466** | **16,267,483** |
| **Liabilities and Equity** | | |
| **Liabilities** | | |
| Current | 12,776,365 | 6,324,301 |
| Non Current | 5,899,543 | 4,247,694 |
| **Total Liabilities** | **18,675,908** | **10,571,995** |
| Goodwill - net | 3,134 | 3,312 |
| Minority Interest | 3,721,828 | 657,713 |
| Equity | 7,126,596 | 5,034,463 |
| **Total Liabilities and Equity** | **29,527,466** | **16,267,483** |

## Condensed Consolidated Income Statements

*(in million Rupiah)*

| Description | 31 December 2007 | 31 December 2006 |
|---|---|---|
| Net Sales | 27,858,304 | 21,941,558 |
| Gross Profit | 6,576,552 | 5,180,223 |
| Income from Operations | 2,894,428 | 1,971,761 |
| **Net Income** | **980,357** | **661,210** |

# III INFORMATION REGARDING THE PROPOSED SUBSCRIPTION

## 1 Reasons and Background to the Proposed Subscription

The Company's Agribusiness Group is mainly engaged in oil palm plantation and also engaged in cultivation of other crops, such as rubber, tea and cocoa. Total plantation area owned by the Company's Agribusiness Group as of 31 March 2008 is approximately 406,519 hectares, of which approximately 165,853 hectares are planted with oil palms and approximately 25,691 hectares are planted with rubber and other crops.

This Proposed Subscription will enable the Indofood Group to expand and diversify its existing agribusiness activities into the areas of sugar cane cultivation and processing.

The sugar industry is an attractive proposition with growing demand in both the Indonesian and international markets. Domestic demand for sugar in the Indonesian market is increasing, driven by factors such as population growth, the rapid development of the processed food and beverage industries, and the expansion of sugar-based industries such as ethanol which utilizes molasses as a basic raw material.

According to PT Capricorn Indonesia Consult Inc's business report INDOCOMMERCIAL dated 25 August 2007, Indonesia was once among the world's largest producer of sugar. However, since 1967, the country has been a net importer of sugar importing more than one million tons or around 35% of its annual sugar requirement. Whilst the report does state that sugar production in Indonesia has been increasing in recent years, the report also notes that even with such increase, sugar production still falls far short of the sugar requirement in Indonesia. Please see the table below which shows the sugar supply and consumption data for Indonesia for the period from 2001 to 2006:

**Supply and Consumption of Sugar in Indonesia (2001-2006)**

| | 2001 | 2002 | 2003 | 2004 | 2005 | 2006 |
|---|---|---|---|---|---|---|
| Population (million) | 206.6 | 209.2 | 211.8 | 214.5 | 217.2 | 221.0 |
| Per capita consumption (kg) | 15.46 | 15.53 | 15.62 | 15.75 | 15.93 | 16.18 |
| Total Consumption (million ton) | 3.19 | 3.25 | 3.31 | 3.38 | 3.46 | 3.58 |
| Domestic Production (million ton) | 1.71 | 1.76 | 1.63 | 2.05 | 2.24 | 2.32 |
| Net Import (million ton) | 1.48 | 1.49 | 1.68 | 1.33 | 1.22 | 1.26 |

Source: PT Capricorn Indonesia Consult Inc's business report INDOCOMMERCIAL dated 25 August 2007.

The shortfall in domestic supply in Indonesia and the shift in land use from the growing of food crops to the growing of energy crops, implies a likely positive trend in the price of sugar in the future.

Being part of the Indofood Group following the completion of the Proposed Subscription, LPI's products may be directly distributed through Indofood Group's established distribution network throughout Indonesia.

## 2 Object of Transaction

The object of transaction is 187,500 (one hundred eighty seven thousand five hundred) new shares issued by LPI having a nominal value of Rp. 1,000,000 (one million Rupiah) each or representing 60% (sixty percent) of the Enlarged Capital.

## 3 Value of Transaction

On 9 May 2008, SIMP had entered into the Agreement with (i) BSS, (ii) LPI and (iii) the minority shareholders of LPI, under which LPI has agreed to issue, and SIMP has agreed to subscribe for, the New Shares, representing 60% of the enlarged total number of issued shares in LPI, for an

aggregate cash consideration of Rp. 375,000,000,000 (three hundred seventy five billion Rupiah), upon the terms and subject to the conditions of the Agreement.

Within 3 (three) Business Days after the Agreement date, SIMP paid a deposit to LPI of Rp. 37,500,000,000 (thirty seven billion five hundred million Rupiah), while the remaining amount of Rp. 337,500,000,000 (three hundred thirty seven billion five hundred million Rupiah) will be paid at the Completion Date.

Pursuant to the terms under the Agreement, in the event the Agreement is terminated by SIMP due to (i) a material breach of any provision in the Agreement by BSS and/or LPI, and such breach has not been waived in writing by SIMP, or (ii) in the event any of the conditions precedent has not been satisfied before 31 July 2008 or such other date as the parties may mutually agree in writing (the "Long-Stop Date"), or (iii) if satisfaction of certain of the conditions precedent by the Long-Stop Date is or becomes impossible and SIMP has not waived in writing, the deposit (plus interest based on the fixed deposit rate quoted by a bank designated by SIMP) shall be refunded by LPI to SIMP in full. On the other hand, in the event that the Agreement is terminated by BSS and/or LPI due to a failure by SIMP to fulfill its obligations based on the Agreement, LPI will be required to refund to SIMP the deposit (without any interest thereon).

The Transaction Value is expected to be financed by SIMP's internal fundings.

## 4 Conditions Precedent

Completion of the Proposed Subscription is conditional upon satisfaction of conditions precedent as set forth in the Agreement, among others:

1. SIMP being in its sole and absolute discretion is satisfied with the results of a due diligence carried out on LPI;
2. LPI having received all necessary approvals and consents from all relevant governmental, statutory, regulatory and other authorities and third parties including BKPM (if required) in relation to the Proposed Subscription;
3. LPI having obtained all approvals required by its corporate documents and having obtained all consents or approval from the authority (if any) required in relation to the Proposed Subscription;
4. LPI, BSS and the minority shareholders of LPI having obtained the approval of their respective creditors (if required) in relation to the change of shareholders of LPI, on terms satisfactory to SIMP;
5. All the existing members of the Board of Directors and the Board of Commissioners of LPI appointed by BSS and the minority shareholders of LPI having tendered their resignation from the Board of Directors and the Board of Commissioners of LPI as of the Completion Date;
6. LPI having obtained the approval of its shareholders in General Meeting of Shareholders for the increase in the share capital of LPI, the change in the categorization of the Class A shares and the Class B shares into one class of shares, the waiver of the pre-emptive rights by the shareholders of LPI, the participation of SIMP as a new shareholder in LPI, and the appointment of such persons as SIMP may nominate as directors and commissioners of LPI;
7. LPI, BSS and the minority shareholders of LPI having obtained all waivers, releases, consents and authorizations which are necessary or required under any existing contractual, financing or security arrangements to which LPI, BSS or the minority shareholders of LPI (as the case may be) are parties; and
8. SIMP and its parent companies having obtained the approvals required under their respective corporate documents, the prevailing laws, regulations and stock exchange rules in their respective jurisdictions of incorporation, for the Proposed Subscription.

## 5 Business Plans of Indofood Group in Connection with the Proposed Subscription

After Completion of the Proposed Subscription, the Company's Agribusiness Group plans to continue and develop LPI's current business, and ensure the implementation of the following LPI's plans within the planned timeframe:

1. **Expanding planted area of sugar cane in line with LPI's planting target**

   The total plantation area owned by LPI in Kabupaten Ogan Komering Ulu Timur, South Sumatera of approximately 37,500 hectares; consist of certificated land (HGU) of approximately 21,500 hectares while the rest is still under location permit as further described below. Currently, LPI has planting target on such plantation area of approximately 18,600 hectares to meet the production capacity requirement as further described in point below.

   In relation to such planting target, as of 31 March 2008, the sugar cane planted area is approximately 2,745 hectares, while the rest is still in raw land condition. LPI plans to develop its raw land to planted area in order to achieve the total planted area of approximately 18,600 hectares by the end of 2011.

   In general, developing sugar cane plantations from raw land to a mature plantation requires approximately 1 year and is estimated to require funding of about USD 1,200 (one thousand two hundred United States Dollar) per hectare. The annual harvest cycle of sugar cane will last for four years before it needs to be replanted i.e., after the first time harvest of the planted crop, it may be followed by three ratoon crops (the new cane which grows from the stubble left behind after harvesting). After 4 years of production, the re-planting cost is approximately USD 900 (nine hundred United States Dollar) per hectare.

2. **Completion of construction of a new sugar production facility located in Kabupaten Ogan Komering Ulu Timur**

   Construction of the new LPI's production facility of approximately 8,000 tcd production capacity located in Kabupaten Ogan Komering Ulu Timur has been started in April 2008 with estimated construction cost of approximately USD 118,000,000 (one hundred eighteen million United States Dollar). Currently, LPI expects the said production facility will commence its production by the end of 2010.

3. **Completion of rehabilitation of a sugar production facility at Kabupaten Pati**

   The sugar production facility with production capacity of approximately 3,000 tcd located in Kabupaten Pati, which currently being rehabilitated, is expected to re-commence production in the second half of 2008 with rehabilitation costs of approximately USD 10,000,000 (ten million United States Dollar).

4. **Optimize operating efficiency and productivity**

   LPI plans to continue enhancing the level of integration in its operations and improving its cultivation, production, marketing and logistical processes so as to achieve greater cost efficiencies, productivity, economies of scale and effective service delivery. These include investment in information technology to enhance the pace and accuracy of information gathering, processing and dissemination throughout the organization.

As at the Latest Practicable Date, the Company has not determined the exact funding method for the above which may include a combination of shareholders' loans and/or bank borrowings. In this respect, the Company will have regard, *inter alia*, to its cash flow, market conditions and available credit facilities at the relevant times.

The Company understands that revenue from the sale of sugar cane by LPI to a third party has started generating since April 2008. The Company expects revenue from the sale of sugar and molasses to start generating upon the completion of the rehabilitation of the sugar production factory located in Kabupaten Pati in the second half of 2008 as well as the completion of the construction of a new sugar production factory located in Kabupaten Ogan Komering Ulu Timur, which is expected to take place by the end of 2010.

## 6 Shareholding Structure Before and After the Proposed Subscription

Shareholding structure of LPI before the Proposed Subscription is as follows:

| | | |
|---|---|---|
| BSS | : | 80.0% |
| Samsuddin Family | : | 18.0% |
| Darsono | : | 2.0% |

After completion of the Proposed Subscription, the shareholding structure of LPI will be as follows:

| | | |
|---|---|---|
| BSS | : | 32.0% |
| Samsuddin Family | : | 7.2% |
| Darsono | : | 0.8% |
| SIMP | : | 60.0% |

The structure of the Agribusiness Group before the Proposed Subscription is as follows:



Company
ISHPL
BMI
MLN
MIS
INDOAGRI
IOFPL
SIMP
SIL
MBP
IIP
KMS
SAIN
MISP
MCP
MSA
SBN
LSIP
ASL
KGP
SP
CTP
IP
GMR
RAP
CKS
JS
MPI
GS
ASP
MAKP
LSP
CNIS
SICP


The structure of the Agribusiness Group after the Proposed Subscription is as follows:



Company
ISHPL
BMI
MLN
MIS
INDOAGRI
IOFPL
SIMP
SIL
MBP
IIP
KMS
LPI
SAIN
MISP
MCP
MSA
SBN
LSIP
ASL
KGP
SP
CTP
IP
GMR
RAP
CKS
JS
MPI
GS
ASP
MAKP
LSP
CNIS
SICP


| | | | | | |
|---|---|---|---|---|---|
| ASL | : Asian Synergies Limited (BVI) | IOFPL | : Indofood Oil & Fats Pte. Ltd. | MISP | : PT Mitra Intisejati Plantation |
| ASP | : PT Agrosubur Permai | ISHPL | : Indofood Singapore Holdings Pte. Ltd. | MLN | : PT Multi Langgeng Nusantara |
| BMI | : PT Bina Makna Indopratama | JS | : PT Jake Sarana | MPI | : PT Multi Pacific International |
| CKS | : PT Citra Kalbar Sarana | KGP | : PT Kebun Ganda Prima | MSA | : PT Mentari Subur Abadi |
| CNIS | : PT Citranusa Intisawit | KMS | : PT Kebun Mandiri Sejahtera | RAP | : PT Riau Agrotama Plantation |
| CTP | : PT Cibaliung Tunggal Plantations | LPI | : PT Lajuperdana Indah | SAIN | : PT Sarana Inti Pratama |
| GMR | : PT Gunung Mas Raya | LSIP | : PT PP London Sumatra Indonesia Tbk | SBN | : PT Swadaya Bhakti Negaramas |
| GS | : PT Gunta Samba | LSP | : Lonsum Singapore Pte. Ltd. | SICP | : Sumatra Investment Corporation Pte. Ltd. |
| INDOAGRI | : Indofood Agri Resources Ltd. | MAKP | : PT Multi Agro Kencana Prima | SIL | : Silveron Investments Ltd. (Mauritius) |
| IIP | : PT Indoagri Inti Plantation | MBP | : PT Manggala Batama Perdana | SIMP | : PT Salim Ivomas Pratama |
| IP | : PT Perusahaan Perkebunan, Industri dan Dagang Indriplant | MCP | : PT Mega Citra Perdana | SP | : PT Perusahaan Dagang, Perkebunan dan Industri Serikat Putra |
| | | MIS | : PT Mandiri Investama Sejati | | |

## 7 Potential Risks that may arise from the Proposed Subscription

The Proposed Subscription may involve the risks described below. The list of risks described below is not intended to be exhaustive, as there are other risks that are currently deemed immaterial to the Indofood Group and/or there may be additional risks not presently known to the Indofood Group.

The potential risks that may arise in relation to the Proposed Subscription and that may affect the Company's business operations are as follows:

1. **Land disputes and deviations from LPI's planting program**

   Under LPI's current planting program, it is anticipated that up to 18,600 hectares of land is intended to be cultivated with sugar cane.

   Approximately 6,384 hectares of LPI's certificated land bank is presently being controlled by third parties without having obtained any permission from LPI, and part of such land is being planted with palm oil. LPI intends to negotiate with such third parties with a view to reaching settlement agreements with such third parties so that such land can be taken back and utilised by LPI.

   There can be no assurance that LPI will be able to reach agreement with the respective third parties within a short period of time, or at all. If LPI is unable to reach agreement with such third parties, then LPI will have to resort to legal means including court proceedings which can be lengthy and costly. Any delay, breakdown in negotiations or legal disputes could have a material adverse effect on LPI's ability to carry out its planting program, which will impact the volume of production of sugar and the utilisation of the sugar production factory.

2. **Delay in completion of sugar production facility**

   The construction of the sugar production facility located in Kabupatan Ogan Komering Ulu Timur has been started in April 2008 and is expected to be completed by the end of 2010.

   However, there can be no assurance that construction of the sugar production facility will be completed as scheduled, due to the possibility of work completion delays caused by contractors or other factors beyond control of the contractors. Delay in the completion of the sugar production facility would mean that LPI will have to sell its sugar cane to third parties who might not be able to buy the entire sugar cane due to limitation of their processing capacities. These may cause a delay in the sugar production process and/or reduce LPI's profit margin, which will also have a material impact on LPI's revenue, profitability and financial condition.

3. **Variation in Sugar Price**

   Currently, domestic sugar price in Indonesia is still higher compared to sugar price in the international market. This is due to the policy of the Government regulating minimum sugar price according to the economic condition in Indonesia.

   There can be no assurance that such Government's policy regulating such minimum sugar price will continue to be applied. If such policy will no longer be applied, the domestic sugar price will correlate to the sugar price in the international market.

   Other factors such as Indonesian government regulations and taxation which may be applied in the future, may also affect the prices at which LPI is able to sell its sugar products in the Indonesian domestic market.

   Any or all of the above matters could have material impact on the operation, revenue, profitability and financial condition of LPI.

4. **Risk of sugar supply from farmers in Pati**

In relation to the sugar cane supply requirement for the sugar production facility of LPI in Pati, with production capacity of 3,000 tcd, LPI has entered into a partnership program with approximately 120 local farmers in Pati, Central Java, Indonesia. Under the partnership program, LPI will provide credit facilities to the farmers for a period of approximately 2 (two) years which will be secured by the land certificates of the farmers. Pursuant to the partnership program, the farmers will supply the sugar cane to LPI which will be processed to sugar and molasses. The sales proceed for the sugar and molasses will be shared between LPI and the farmers proportionally as agreed in the partnership program. Part of the farmers' portion of the sales proceeds will be applied to offset the credit facilities as mentioned above.

The farmers are not obligated to supply the sugar cane to LPI after their credit facilities have been fully paid. Therefore, there can be no assurance that LPI will get the sugar cane supply from the farmers after their credit facilities have been fully paid. Such decrease in the supply of sugar cane would reduce its sugar production, which will have a material impact on the business of LPI.

5. **Risk of default by the farmers at Pati on repayment of loans extended by LPI**

Under the partnership program above, the farmers are required to supply their sugar cane to LPI. The sales proceed for the sugar and molasses will be shared between LPI and the farmers proportionally as agreed in the partnership program. Part of the farmers' portion of the sales proceeds will be applied to offset the credit facilities as mentioned above.

There can be no assurance that the farmers will supply their sugar cane to LPI and this may result in them defaulting on their repayment obligations of such credit facilities to LPI.

## 8 Descriptions of Parties to the Proposed Subscription

### 8.1 SIMP

#### General

SIMP domiciled in Jakarta is a limited liability company under the laws of the Republic of Indonesia. SIMP was established based on Deed No. 65 dated 12 August 1992, made before Maria Andriani Kidarsa, S.H., Notary in Jakarta. Such Deed was approved by the Ministry of Justice of the Republic of Indonesia based on Decree No. C2-9737.HT.01.01.TH.93 dated 27 September 1993, registered with the District Court of South Jakarta under No. 977/A.PT/HKM/1993/PN.JAK.SEL dated 18 October 1993 and published in the State Gazette of the Republic of Indonesia No. 101/5933 dated 17 December 1993.

The articles of association of SIMP have been amended several times and the latest amendment was stated in Deed of Statement of Shareholders' Circular Resolution No. 1044 dated 10 September 2007 made before Herdimansyah Chaidirsyah, S.H., Notary in Jakarta, regarding amendment of Article 11 and was notified to the Ministry of Law and Human Rights as stated in Letter of Notification Receipt No. C-UM.HT.01.10-5105 dated 5 December 2007.

#### Business Activities

The main business activities of SIMP comprise the oil palm plantations and processing of CPO into cooking oil, margarine and shortenings, and the processing of copra into crude coconut oil and its derivative products.

### Information of the Subsidiary of SIMP

The subsidiaries directly or indirectly owned by SIMP, and their respective business activities, are as follows:

| Subsidiary | Main Business Activity | Percentage of Ownership |
|---|---|---|
| PT Manggala Batama Perdana | Investment | 100.00% |
| Silveron Investments Limited (Mauritius) | Investment | 100.00% |
| Asian Synergies Limited (BVI) | Investment | 100.00% |
| PT Kebun Ganda Prima | Oil palm plantations | 99.99% |
| PT Citranusa Intisawit | Oil palm plantations and mill | 99.99% |
| PT Indoagri Inti Plantation | Investment and management service | 99.00% |
| PT Gunung Mas Raya | Oil palm plantations and mills | 98.01% |
| PT Perusahaan Perkebunan, Industri dan Dagang Indriplant | Oil palm plantations and mill | 98.01% |
| PT Perusahaan Dagang, Perkebunan dan Industri Serikat Putra | Oil palm plantations and mill | 98.01% |
| PT Cibaliung Tunggal Plantations | Oil palm plantations | 98.01% |
| PT Kebun Mandiri Sejahtera | Rubber plantations | 93.44% |
| PT Sarana Inti Pratama | Oil palm seed breeding and plantation, and research management | 70.02% |
| PT Riau Agrotama Plantation | Oil palm plantations | 70.01% |
| PT Citra Kalbar Sarana | Oil palm plantations | 70.01% |
| PT Mitra Intisejati Plantation | Oil palm plantations and mill | 70.00% |
| PT Jake Sarana | Oil palm plantations | 69.95% |
| PT Mega Citra Perdana | Investment | 60.00% |
| PT Swadaya Bhakti Negaramas | Oil palm plantations | 60.00% |
| PT Mentari Subur Abadi | Oil palm plantations | 59.99% |
| PT Gunta Samba | Oil palm plantations | 59.99% |
| PT Multi Pacific International | Oil palm plantations | 59.98% |
| PT Agro Subur Permai | Oil palm plantations | 59.70% |
| PT Perusahaan Perkebunan London Sumatra Indonesia Tbk | Oil palm, rubber, cocoa and tea plantations and mill, seed breeding and trading | 56.40% |
| Lonsum Singapore Pte. Ltd. | Trading and marketing | 56.40% |
| Sumatra Investment Corporation Pte. Ltd. | Trading and marketing | 56.40% |
| PT Multi Agro Kencana Prima | Plantation and processing, and marketing | 45.12% |

### Capital and Shareholding Structure

Based on Deed No. 28 dated 8 January 2007 made before Herdimansyah Chaidirsyah, S.H., Notary in Jakarta, the capital and shareholding structure of SIMP is as follows:

| Shareholders | Nominal Value Rp. 1,000,000 per share | | |
|---|---|---|---|
| | Shares | Rupiah | % |
| **Authorized Capital** | **3,000,000** | **3,000,000,000,000** | |
| **Issued and Fully Paid-up Capital :** | | | |
| - Indofood Oil & Fats Pte. Ltd. | 2,277,549 | 2,277,549,000,000 | 90.00 |
| - PT Indofood Sukses Makmur Tbk | 202,437 | 202,437,000,000 | 8.00 |
| - PT Mandiri Investama Sejati | 32,708 | 32,708,000,000 | 1.29 |
| - PT Bina Makna Indopratama | 9,739 | 9,739,000,000 | 0.39 |
| - PT Multi Langgeng Nusantara | 8,177 | 8,177,000,000 | 0.32 |
| **Total Issued and Fully Paid-up Capital** | **2,530,610** | **2,530,610,000,000** | **100.00** |
| **Total Unsubscribed Shares** | **469,390** | **469,390,000,000** | |

### Composition of Board of Commissioners and Board of Directors

Based on Deed No. 115 dated 28 April 2008 made before Herdimansyah Chaidirsyah, S.H., Notary in Jakarta, the composition of the Board of Commissioners and Board of Directors of SIMP is as follows:

**Board of Commissioners**

President Commissioner : Cesar Manikan dela Cruz
Commissioner : Tjhie Tje Fie
Commissioner : Axton Salim

**Board of Directors**

President Director : Mark Julian Wakeford
Vice President Director : Moleonoto
Director : Gunadi
Director : Willihar Tamba
Director : Suaimi Suriady
Director : Tan Agustinus Dermawan
Director : Darjono Koesoemaningrat
Director : Sunardi Winarto

## 8.2 BSS

### General

BSS domiciled in Jakarta is a limited liability company established under the laws of the Republic of Indonesia. BSS was established based on Deed No. 03 dated 5 December 2005 made before Gisella Ratnawati, S.H., Notary in Jakarta. Said Deed was approved by the Ministry of Justice of the Republic of Indonesia based on Decree No. C-32528 HT.01.01.TH.2005 dated 7 December 2005; was registered with Company Registry Office of South Jakarta under Registry No. 141/BH.09.03/I/2006 dated 20 January 2006 and published in the State Gazette of the Republic of Indonesia No. 12/1558 dated 10 February 2006.

### Business Activities

The business activity of BSS is engaging in investment in agribusiness.

### Capital and Shareholding Structure

Based on Deed No. 03 dated 5 December 2005 made before Gisella Ratnawati, S.H., Notary in Jakarta, the capital and shareholding structure of BSS is as follows:

| Shareholders | Nominal Value of Rp. 1,000,000 per share | | |
|---|---|---|---|
| | Shares | Rupiah | % |
| **Authorized Capital** | **1,000** | **1,000,000,000** | |
| **Issued and Fully Paid-Up Capital:** | | | |
| - Edie Herjadi | 499 | 499,000,000 | 99.80 |
| - Jimmy Irawan Pualamsjah | 1 | 1,000,000 | 0.20 |
| **Total Issued and Fully Paid-Up Capital** | **500** | **500,000,000** | **100.00** |
| **Total Unsubscribed Capital** | **500** | **500,000,000** | |

### Composition of Board of Commissioners and Board of Directors

Based on Deed No. 03 dated 5 December 2005 made before Gisella Ratnawati, S.H., Notary in Jakarta, the composition of the Board of Commissioners and Board of Directors of BSS is as follows:

**Board of Commissioner**

Commissioner : Jimmy Irawan Pualamsjah

**Board of Directors**

| | |
|---|---|
| President Director | : Daddy Hariadi |
| Director | : Edie Herjadi |

### 8.3 Samsuddin family

The Samsuddin family consists of Irsan Samsuddin, Iwan Samsuddin and Suriati Samsuddin, who together presently own the shares in LPI representing approximately 18% of total shares issued by LPI.

### 8.4 LPI

#### General

LPI domiciled in Jakarta is a limited liability company established under the laws of the Republic of Indonesia. LPI was established based on Deed No. 153 dated 18 November 1992, as amended by Deed No.148 dated 26 April 1993, all made before Doctorandus Hanifa Halim, S.H., Notary in Jakarta. Said Deed was approved by the Ministry of Justice of the Republic of Indonesia based on Decree No. C2-3987.HT.01.01.TH.93 dated 29 May 1993 and was registered with the Registry Book of the District Court of West Jakarta under Registry Nos. 646/1993 and No. 647/1993 dated 15 June 1993 and published in the State Gazette of the Republic of Indonesia No. 63/3555 dated 6 August 1993.

The articles of association of LPI have been amended several times and the latest amendment was based on Deed of Statement of Circular Resolution in Lieu of an Extraordinary General Meeting of Shareholders No. 17 dated 20 November 2007 made before Gisella Ratnawati, S.H., Notary in Jakarta, regarding the increase of the issued and paid up capital, and notified to the Ministry of Law and Human Rights as stated in Letter of Notification Receipt No. AHU-AH.01.10-1047, dated 15 January 2008, and registered with the Company Registry held by Ministry of Law and Human Rights under No. AHU-0002865.AH.01.09.Tahun 2008 dated 15 January 2008.

#### Business Activities

LPI is principally engaged in sugar cane plantation with integrated processing facilities.

#### Capital and Shareholding Structure

Based on Deed No. 17 dated 20 November 2007 made before Gisella Ratnawati, S.H., Notary in Jakarta, the capital and shareholding structure of LPI is as follows:

| Shareholders | Nominal Value of Rp. 1,000,000 per share | | | | |
|---|---|---|---|---|---|
| | Shares | | | Rupiah | % |
| | Class A | Class B | Total | | |
| **Authorized Capital** | **100,000** | **100,000** | **200,000** | **200,000,000,000** | |
| **Issued and Fully Paid-Up Capital** | | | | | |
| - PT Bangun Sriwijaya Sentosa | 50,000 | 50,000 | 100,000 | 100,000,000,000 | 80.00 |
| - Irsan Samsuddin | 5,500 | 5,500 | 11,000 | 11,000,000,000 | 8.80 |
| - Suriati Samsuddin | 4,000 | 4,000 | 8,000 | 8,000,000,000 | 6.40 |
| - Iwan Samsuddin | 1,750 | 1,750 | 3,500 | 3,500,000,000 | 2.80 |
| - Darsono | 1,250 | 1,250 | 2,500 | 2,500,000,000 | 2.00 |
| **Total Issued and Fully Paid-Up Capital** | **62,500** | **62,500** | **125,000** | **125,000,000,000** | **100.00** |
| **Total Unsubscribed Capital** | **37,500** | **37,500** | **75,000** | **75,000,000,000** | |

#### Composition of Board of Commissioners and Board of Directors

Based on Deed No. 9 dated 17 December 2007 made before Gisella Ratnawati, S.H., Notary in Jakarta, the composition of the Board of Commissioners and Board of Directors of LPI is as follows:

**Board of Commissioners**

| | |
|---|---|
| President Commissioner | : Darsono |
| Vice President Commissioner | : Sugiarso Tanzil |
| Commissioner | : Budijati Wangsit |
| Commissioner | : Iwan Samsuddin |
| Commissioner | : Bima Widjaja Saputra |
| Commissioner | : Siswanto |

**Board of Directors**

| | |
|---|---|
| President Director | : Daddy Hariadi |
| Vice President Director | : Irsan Samsuddin |
| Director | : Suriati Samsuddin |
| Director | : Edie Herjadi |

### Condensed Financial Data

The following table presents the condensed financial data of LPI, as derived from the financial statements of LPI which have been audited by Eddy Prakarsa Permana & Siddharta for the year ended 31 December 2007 with the comparative figures for the year ended 31 December 2006 with Unqualified Opinion.

### Condensed Balance Sheet

*(in million Rupiah)*

| Description | 31 December | |
|---|---|---|
| | 2007 | 2006 |
| **Assets** | | |
| Current | 42,464 | 18,278 |
| Non Current | 136,965 | 78,831 |
| **Total Assets** | **179,429** | **97,109** |
| **Liabilities and Equity** | | |
| **Liabilities** | | |
| Current | 17,053 | 7,342 |
| Non Current | 98,423 | 83,145 |
| **Total Liabilities** | **115,476** | **90,487** |
| Equity | 63,953 | 6,622 |
| **Total Liabilities and Equity** | **179,429** | **97,109** |

### Condensed Profit and Loss Statement

*(in million Rupiah)*

| Description | 31 December | |
|---|---|---|
| | 2007 | 2006 |
| Net Sales | - | - |
| Gross Profit | - | - |
| Operating Loss | (17,988) | (9,293) |
| **Net Loss** | **(17,669)** | **(6,855)** |

### Description of Transactions with Affiliated Parties

Currently, LPI engages into several transactions with parties affiliated to the majority shareholder of the Company:

1. Loan from BSS with the outstanding loan as of 31 March 2008 of Rp. 120,141,015,303 (one hundred twenty billion one hundred forty one million fifteen thousand three hundred and three Rupiah), used for financing of its pre-operation cost and construction cost of its production facilities; such loan is non interest bearing loan with no repayment schedule;
2. Use the insurance services related to the insurance of fixed assets owned by LPI;
3. Use the technical consultant services among others to conduct the investigation soil survey, engineering analysis, mapping of contour area, environmental feasibility study (*Rencana Pemantauan Lingkungan/RPL* and *Rencana Pengelolaan Lingkungan/RKL)*.

**Plantation and/or Production Facilities of LPI**

LPI operates plantation estates and production facility in Komering Ulu, South Sumatera, while in Pati, Central Java, LPI owns only a sugar production facility.

**1. Plantation and Production Facility in Komering Ulu**

In April 2008, LPI commenced construction of its sugar production facility with production capacities of 8,000 tcd. The production facility is expected to commence its production by the end of 2010.

The requirement of such production facility is planned to be supplied from the sugar cane plantation area owned by LPI in Kabupaten Ogan Komering Ulu Timur, South Sumatera of approximately 37,500 hectares; consist of certificated land (HGU) of approximately 21,500 hectares while the rest is still under location permit as further described below. Currently LPI has planting target on such plantation area of approximately 18,600 hectares by the end of 2011 to meet the production capacity requirement as described above. As of 31 March 2008, approximately 2,745 hectares has been planted with sugar cane.

The location permit granted (expiry period in December 2010) to LPI is approximately 16,000 hectares for the development of sugar cane plantation located in Kecamatan Cempaka, Semendawai Barat, Semendawai Suku III, and in Kecamatan Madang Suku I, Kabupaten Ogan Komering Ulu Timur. Pursuant to said location permit, LPI may conduct land relinquishment, acquisition and/or cultivation within the period set out in the location permit and ultimately to apply for the granting of HGU over the relinquished land, which land area may not be the same with the area allocated in such location permit.

In the implentation thereof, it is possible that part of the allocated area based on such location permit may not be able to be controlled and cultivated by LPI.

**2. Production Facility in Pati**

LPI also owns certificated land (HGB) of approximately 22.79 hectares in Kecamatan Tayu, Kabupaten Pati, Central Java, of which approximately 11.35 hectares is used for a sugar production facility and other supporting infrastructure, with production capacity of 3,000 tcd, which is currently being rehabilitated as its operations were discontinued since year 2000. It is expected that the rehabilitation of the production facility can be completed and will start operating in the second half of 2008.

**Loan arrangements**

In January 2008, LPI entered into a loan facility agreement with PT Bank DBS Indonesia, for the grant of facilities amounting to an aggregate of Rp. 175,000,000,000 (one hundred seventy five billion Rupiah) to finance (i) the rehabilitation of the sugar production factory located in Pati, Central Java and (ii) the partnership program.

In April 2008, LPI entered into a loan facility agreement with PT Bank Rakyat Indonesia Tbk, for the grant of facilities amouting to an aggregate of approximately Rp. 992,496,000,000 (nine hundred ninety two billion four hundred ninety six million Rupiah), to finance the construction of the sugar production factory and the cultivation of sugar cane plantations (both located in Kabupaten Ogan Komering Ulu Timur), and for general working capital purposes.

**Insurance**

The Company understands that LPI maintains insurance coverage for its assets with the exception of its sugar cane plantation. Its insurance policies cover, among others, property/industrial all risks, earthquake, contractors all risks and all assets of LPI, including but not limited to heavy equipment, buildings, furniture, tractors, motor vehicles, the sugar production factory located at Kabupaten Pati, Central Java, and third party liability.

As for the sugar cane plantation, the Company is currently evaluating and considering taking up insurance coverage for LPI's sugar cane plantation after Completion.

As for LPI's new sugar production factories located in Kabupaten Ogan Komering Ulu Timur, the Company intends to take up insurance coverage for such sugar production factories upon their completion whilst the contractor is to be responsible for the insurance coverage during the construction period.

**Environmental Compliance**

The Agribusiness Group considers environmental compliance to be an important factor in the conduct of its operations and it is committed to achieving high standards of environmental management. The Agribusiness Group has a zero burning policy for clearing its plantation land and intends, on a best efforts basis, to maintain and/or promote such policy in its future acquisition and development of sugar cane plantation land.

Based on information provided by LPI, LPI has a core strategy of ensuring the environmental sustainability of its operations. It does not use the slash and burn approach. Land clearing is done by levelling trees and vegetation using heavy equipment, windrowing the leveled vegetation, plowing the roots and manually collecting the discarded roots.

## 9 Description of Conflict of Interest

The diagram below depicts the nature of the Conflict of Interest between LPI and the Company and/or SIMP. LPI is beneficially owned by the shareholder that is also the majority shareholder of the Company. Therefore, the Proposed Subscription constitutes a Conflict of Interest transaction under Regulation No. IX.E.1.


Salim Group
100.00%
BSS
80.00%
LPI
44.00%
First Pacific Company Ltd.
100.00%
CAB Holding Limited
51.53%
Company
57.81%
IndoAgri
8.39%
90.00%
SIMP

# IV PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION OF THE COMPANY AND SUBSIDIARIES

The pro forma condensed consolidated balance sheet and pro forma condensed statement of income of the Company and subsidiaries as shown below have been prepared in accordance with Statements of Financial Accounting Standards generally applied in Indonesia (SFAS) issued by the Indonesian Institute of Accountants, assuming that the Company executed the Proposed Subscription on 1 January 2007. The pro forma condensed consolidated financial information has been prepared by the management based on the Consolidated Financial Statements of the Company and subsidiaries for year ended 31 December 2007, audited by Purwantono, Sarwoko & Sandjaja (member of Ernst & Young Global).

## Pro Forma Condensed Consolidated Balance Sheet

*(in million Rupiah)*

| Description | Historical | | Pro forma after Proposed Subscription |
|---|---|---|---|
| | Company*) (Audited) | LPI (Audited) | |
| **Assets** | | | |
| **Current Assets** | | | |
| Cash and cash equivalents | 4,536,937 | 1,114 | 4,538,051 |
| Short-term investments | 227,337 | - | 227,337 |
| Account Receivable | 2,367,820 | 11 | 2,367,831 |
| Inventories - net | 4,169,150 | 3,238 | 4,172,388 |
| Other current assets | 465,421 | 38,102 | 503,523 |
| **Total Current Assets** | **11,766,665** | **42,465** | **11,809,130** |
| **Non-current Assets** | | | |
| Fixed assets - net | 12,884,302 | 124,919 | 13,009,221 |
| Other non-currents | 4,876,499 | 12,045 | 4,888,544 |
| **Total Non-current Assets** | **17,760,801** | **136,964** | **17,897,765** |
| **Total Assets** | **29,527,466** | **179,429** | **29,706,895** |
| **Equity and Liabilities** | | | |
| **Current Liabilities** | | | |
| Short-term bank loans and overdraft | 5,734,104 | - | 5,734,104 |
| Trust receipt payable | 1,205,892 | - | 1,205,892 |
| Accounts payable | 2,355,752 | 13,622 | 2,369,374 |
| Current Maturities of long-term debts | 1,794,968 | 2,708 | 1,797,676 |
| Other current liabilities | 1,685,649 | 723 | 1,686,372 |
| **Total Current Liabilities** | **12,776,365** | **17,053** | **12,793,418** |
| **Non-current Liabilities** | | | |
| Long term debts – net of current maturities | 3,652,566 | 3,133 | 3,655,699 |
| Other non-current liabilities | 2,250,111 | 95,290 | 2,345,401 |
| **Total Non-current Liabilities** | **5,902,677** | **98,423** | **6,001,100** |
| **Total Liabilities** | **18,679,042** | **115,476** | **18,794,518** |
| Minority Interests | 3,721,828 | - | 3,893,213 |
| **Equity – net** | **7,126,596** | **63,953** | **7,019,164** |
| **Total Liabilities and Equity** | **29,527,466** | **179,429** | **29,706,895** |

*) PT Indofood Sukses Makmur Tbk and subsidiaries

## Pro Forma Condensed Consolidated Statement of Income

*(in million Rupiah)*

| Description | Historical Company*) (Audited) | Historical LPI (Audited) | Pro forma after Proposed Subscription |
|---|---|---|---|
| **Net Sales** | **27,858,304** | - | **27,858,304** |
| Cost of Good Sold | 21,281,752 | - | 21,281,752 |
| **Gross Profit** | **6,576,552** | - | **6,576,552** |
| Operating Expense | 3,682,124 | 17,988 | 3,700,112 |
| **Income (Loss) from Operation** | **2,894,428** | **(17,988)** | **2,876,440** |
| Other Charges-net | (829,199) | (6,504) | (835,703) |
| **Income (Loss) before Income Tax Benefit (Expense)** | **2,065,229** | **(24,492)** | **2,040,737** |
| Income Tax Benefit (Expense) | (696,842) | 6,823 | (690,019) |
| **Income (Loss) before Minority Interest** | **1,368,387** | **(17,669)** | **1,350,718** |
| Minority Interest | (387,270) | - | (376,005) |
| **Income (Loss) before Pro Forma Adjustment** | **981,117** | **(17,669)** | **974,713** |
| Pro Forma Adjustment | (760) | - | (760) |
| **Net Income (Loss)** | **980,357** | **(17,669)** | **973,953** |

*) PT Indofood Sukses Makmur Tbk and subsidiaries

# V SUMMARY OF REPORTS AND OPINIONS OF INDEPENDENT PARTIES

In connection with the Proposed Subscription and in order to comply with Regulation No. IX.E.1, the Company has appointed the following independent parties:

**1. PT Asian Appraisal Indonesia**

PT Asian Appraisal Indonesia has submitted Share Valuation Report of LPI No. AAI 2008-1183/D dated 30 April 2008 which stated that based on Asset Based Approach by using Adjusted Book Value method and Income Based Approach by using Discounted Cash Flow method, the fair market value as of 31 December 2007 for the subscription of 60% of Enlarged Capital of LPI is Rp. 420,555,410,184 (four hundred twenty billion five hundred fifty five million four hundred ten thousand one hundred eighty four Rupiah).

PT Asian Appraisal Indonesia also submitted the Fairness Opinion on the Proposed Subscription as stated in the Report No. AAI 2008-1184 dated 16 May 2008 which stated that the Transaction Value of Rp. 375,000,000,000 (three hundred seventy five billion Rupiah) for the subscription of 60% of Enlarged Capital of LPI is fair for SIMP, the Company and the Independent Shareholders.

**2. Ali Budiardjo, Nugroho, Reksodiputro**

Ali Budiardjo, Nugroho, Reksodiputro as the independent legal consultant has submitted the Legal Opinion on Conflict of Interest Transaction No. 0402-b/ISM-08006/RSN-RT dated 21 May 2008 which stated that the Proposed Subscription constitutes the Conflict of Interest Transaction therefore the Company must obtain the approval from the Independent Shareholders of the Company in EGM which held in accordance with the articles of association of the Company and Regulation No. IX.E.1.

# VI EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

In compliance with the provisions stipulated in Regulation No. IX.E.1 and the Company's articles of association in connection with the Proposed Subscription mentioned above, the Company intends to obtain approval from the Independent Shareholders of the Company during the EGM that will be held concurrently with the Annual General Meeting of Shareholders of the Company on Friday, 27 June 2008.

For the discussion on the Proposed Subscription, the EGM must be attended by the Independent Shareholders or their proxies representing more than 50% of the shares owned by the Independent Shareholders, and the Proposed Subscription must be approved by the Independent Shareholders or their proxies representing more than 50% of the shares owned by the Independent Shareholders.

1. If the Independent Shareholders attending the first EGM do not reach the quorum, a second EGM may be called provided that the second EGM should be attended by the Independent Shareholders or their proxies representing more than 50% of the shares owned by the Independent Shareholders, and the Proposed Subscription must be approved by the Independent Shareholders or their proxies representing more than 50% of the shares owned by the Independent Shareholders that are present in said second EGM.

2. If the Independent Shareholders attending the second EGM do not reach the quorum, a third EGM may be called after obtaining approval from BAPEPAM-LK and the Proposed Subscription must be approved by the Independent Shareholders or their proxies representing more than 50% of the shares owned by the Independent Shareholders that are present in said third EGM.

3. If the Independent Shareholders do not approve the Proposed Subscription, then the Proposed Subscription can not be proposed again for approval within a period of 12 (twelve) months from the date of the EGM when the Proposed Subscription is disapproved.

In accordance with Regulation No. IX.E.1, the Company shall provide the Statement Form in the format and content as attached to Circular, to be signed by the Independent Shareholders, which shall state that:

1. The parties concerned are in fact Independent Shareholders; and
2. If on a later date the said statement is found to be untrue, the party concerned shall be penalized in accordance with the applicable laws and regulations.

The important dates relating to the conduct of the EGM of the Company are as follows:

| Event | Date |
|---|---|
| Notification to BAPEPAM-LK and BEI of EGM's date, place and agenda | 22 May 2008 |
| Announcement of the EGM and the abridged Circular in the newspapers | 28 May 2008 |
| Recording date of the shareholders entitled to attend EGM | 11 June 2008 |
| Announcement of invitation to the EGM in the newspapers | 12 June 2008 |
| EGM | 27 June 2008 |
| Notification to BAPEPAM-LK and BEI regarding the results of the EGM | 30 June 2008 |
| Announcement of the results of the EGM in the newspapers | 30 June 2008 |

The invitation for the Company's EGM will be announced to the shareholders on 12 June 2008. Those shareholders who will not be able to attend the EGM are requested to fill in the Proxy Form and Statement Form, and return them to the Company. The completed Proxy Form and Statement Form should be received by the Company's Legal Department at the 25th Floor, Sudirman Plaza, Indofood Tower, Jalan Jenderal Sudirman Kav. 76-78, Jakarta 12910, Indonesia, no later than 3 (three) Business Days prior to the date of the EGM, which is Tuesday, 24 June 2008.

# VII PROFESSIONAL INSTITUTION

The professional institution appointed in connection with the Proposed Subscription are as follows:

1. **PT Asian Appraisal Indonesia,** independent appraisers who performed the fair market value valuation of shares of LPI by applying valuation methods that are appropriate to determine the fair market value of shares of LPI; prepared alternative method (if possible) for purposes of comparison (if necessary); determined the indicative fair market value of shares of LPI by reviewing the financial projections prepared by the management of LPI and other relevant information, including market information in general; and prepared a brief report that summarizes the analysis and results of the indicative valuation; and provides fairness opinion of the Transaction Value in the Proposed Subscription.

   Address : Jalan Musi No. 38
   Jakarta 10150, Indonesia
   Telephone : +62 (21) 344 8577
   Facsimile : +62 (21) 345 9648

2. **Ali Budiardjo, Nugroho, Reksodiputro,** legal consultant who conducted the due diligence on the legal aspect of LPI and rendered legal opinion on the Proposed Subscription.

   Address : Graha Niaga, 23[rd] & 24[th] floor
   Jalan Jenderal Sudirman Kav. 58, Jakarta 12190, Indonesia
   Telephone : +62 (21) 250 5125, 250 5136
   Facsimile : +62 (21) 250 5001, 250 5121, 250 5122, 250 5392

## VIII RECOMMENDATION OF THE COMPANY'S BOARD OF COMMISSIONERS AND BOARD OF DIRECTORS

The Board of Commissioners and Board of Directors of the Company have received the reports and opinions from the appointed Independent parties, and have considered the benefits of the Proposed Subscription, and believe that the Proposed Subscription is for the best interests of SIMP, the Company and the Independent Shareholders. In view of this, the Board of Commissioners and Board of Directors of the Company hereby recommend to the Independent Shareholders of the Company to approve the Proposed Subscription in the EGM to be held on 27 June 2008.

# IX ADDITIONAL INFORMATION

Shareholders who need additional information may contact the Company during office hours at the following address:

PT Indofood Sukses Makmur Tbk
Sudirman Plaza, Indofood Tower, 27th floor
Jalan Jenderal Sudirman Kav. 76-78
Jakarta 12910 – Indonesia
Telephone: +62 (21) 5795 – 8822
Facsimile: +62 (21) 5793 – 5960

## ATTACHMENTS

This page is deliberately left blank

## Independent Appraiser's Report on Fair Market Value of LPI's Shares

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**P.T. ASIAN APPRAISAL INDONESIA**
Consultant in Property and Business Valuation

ASIAN APPRAISAL INDONESIA (established in 1973)

Affiliate Offices :
Hongkong Thailand
Malaysia China
Singapore Japan

April 30, 2008

Board of Directors
**PT. INDOFOOD SUKSES MAKMUR Tbk.**
**PT SALIM IVOMAS PRATAMA**
Indofood Tower, 11th Floor
Sudirman Plaza
Jl. Jenderal Sudirman no. 76-78
Jakarta 12910

## SHARE VALUATION SHORT FORM REPORT

Report File No. AAI 2008-1183/D

Dear Sirs,

Following your request and referring to our letter of proposal No. AAI 08P-138 dated March 31, 2008, we have undertaken a share valuation to arrive at Fair Market Value as per cut off date December 31, 2007 for 187,500 (one hundred eighty seven five hundred) new shares issued by **PT LAJU PERDANA INDAH ("LPI")** which representing 60% (sixty percent) of the LPI shares after the issuance of the new shares.

The purpose of this valuation is to express our opinion of the fair market value of 60% (sixty percent) of the shares of LPI after the issuance of the new shares to support the purpose of subscription of shares by **PT Salim Ivomas Pratama ("SIMP")**; subsidiaries of PT **Indofood Sukses Makmur Tbk ("Indofood")**.

The term **"Fair Market Value"** is defined as the amount at which the property would change hands between a willing buyer and a willing seller when neither is under compulsion to sell, both parties having reasonable knowledge of relevant facts.

To arrive at our opinion of the fair market value of the LPI share, we have applied the Income Approach by using Discounted Cash Flow method, where the fair market value is indicated as a total present value of future net cash flow during its economic life. We also applied Asset Based Approach by using Adjusted Book Value method.

38, Jalan Musi, Jakarta 10150, Indonesia, Tel. (021) 3448577, 3518235, 3518414, 3813146
Fax. (021) 3459648, e-mail : asianapp@cbn.net.id

In undertaking this appraisal assignment to arrive at our opinion of value, we have referred to the Indonesian Valuation Standard (SPI-2002), where among others we have assumed that the LPI's asset included in this appraisal are free from disputes and supported by valid and legal ownership documents.

**Conclusion**

Based on our analysis, and by using the above mentioned approach and after taking into consideration of all relevant factors influenced to the valuation, it is our opinion that

**Rp. 420,555,410,184.-**

**(RUPIAHS FOUR HUNDRED TWENTY BILLION FIVE HUNDRED FIFTY FIVE MILLION FOUR HUNDRED TEN THOUSAND ONE HUNDRED AND EIGHTY FOUR)**

represent the fair market value as of December 31, 2007 of 60% (sixty percent) of the subscription of shares in LPI after the issuance of the new shares.

In this valuation, PT Asian Appraisal Indonesia has relied upon various confidential and other information supplied to it by LPI. As such, the statements and opinions contained in this report are based upon the belief that such information is correct and not misleading. PT Asian Appraisal Indonesia has not verified such information.

Kindly note that this short form report should be read in the context of the narrative report file No. AAI 2008-1183/D.

We hereby certify that we have neither present nor prospective interest in the business or share appraised or in the value reported.

Yours Faithfully,
**PT. ASIAN APPRAISAL INDONESIA**
Director

<u>Ir. Benny Supriyanto, Msc., MAPPI (Cert)</u>
Valuer License No.: 1.98.0005
STTD No. 03/PM/STTD-P/AB/2006
MAPPI: S-00409
***BS/dd/by***

**Report of Independent Party on Fairness Opinion**

This page is deliberately left blank

**P.T. ASIAN APPRAISAL INDONESIA**
Consultant in Property and Business Valuation

ASIAN APPRAISAL INDONESIA
(established in 1973)

Affiliate Offices :

Hongkong Thailand
Malaysia China
Singapore Japan

May 16, 2008

Board of Directors
**PT INDOFOOD SUKSES MAKMUR Tbk.**
**PT SALIM IVOMAS PRATAMA**
Indofood Tower, 11th Floor
Sudirman Plaza
Jl. Jenderal Sudirman no. 76-78
Jakarta 12910

Dear Sirs,

**Re: File No. AAI 2008-1184**
**Fairness Opinion**

We have undertaken an assignment from **PT Salim Ivomas Pratama ("SIMP")** referring to our proposal No. AAI 08P-139 dated March 31, 2008 to express our fairness opinion of subscription of 60% (sixty percent) of shares ("Transaction Value") in **PT LAJU PERDANA INDAH ("LPI")** by SIMP; subsidiary of **PT Indofood Sukses Makmur Tbk ("Indofood").**

This transaction is classified as "Conflict of Interest Transaction" which is defined in **Capital Market Supervisory Board (Badan Pengawas Pasar Modal ("Bapepam"))** Regulation No. IX.E.1: "Conflicts of Interest on Certain Transactions", Attachment of Decision Letter of Bapepam Chairman No. Kep-32/PM/2000, dated August 22, 2000.

In order to give our opinion on the fairness of this transaction, we have studied, analyzed and considered several information below:

1. Information regarding the transaction in form of copy of subscription of shares agreement dated May 5, 2008.

2. Share Valuation Report issued by the independent appraiser PT Asian Appraisal Indonesia by File No. AAI 2008-1183/D.

3. Indonesian sugar industry related literature from Indonesian Commercial Newsletter on September 2007.

4. Other related document on the transaction.

In performing the analysis, we relied on the accuracy and completeness of all financial information and any other information provided to us or those publicly available. However, we have no responsibility in conducting independent verification on all those information.

We also conduct some analysis and proper investigation, nevertheless we do not give our opinion on the tax consequences of the transaction. Our services delivered to the SIMP in relation to the transaction conducted by SIMP are limited only to the evaluation of the fairness of the Transaction Value and not inclusive of accounting, audit or taxation services.

The object of the transaction is the new shares issued by LPI in amount of 187,500 (one hundred eighty seven thousand five hundred) shares with nominal of Rp. 1,000,000,- (rupiahs one million) per share or equal to 60% (sixty percent) of shares of LPI after the issuance of the new shares.

The background of this transaction is the fact that Indonesia is still an importer country for sugar of 1.38 million ton on the year 2007 and the government has announced to revitalize the sugar industry with the target production of 2.85 million ton of sugar on the year 2009. Therefore, by expanding and developing the sugar industry, the SIMP's management is confident that this transaction will provide significant revenue growth and sinergy to the SIMP.

The benefits of this transaction is by investing in sugar industry is one of the strategy to push the business growth of the SIMP since sugar industry is a good and profitable business prospect for the present and future time.

Thereby, based on and by considering the above-mentioned facts and after undertaking an analysis on share valuation conducted by the Independent appraiser, and also by undertaking a comparison In Transaction, we are of the opinion that the Transaction Value of:

**Rp 375,000,000,000.-**

**(RUPIAHS THREE HUNDRED SEVENTY FIVE BILLION)**

is fair for SIMP, Indofood and the Independent Shareholders.

We hereby certify that we have neither present nor prospective interest in the shares appraised or in the transaction occurred.

Hormat Kami,
**PT. ASIAN APPRAISAL INDONESIA**
Direktur Utama

**Ir. Ami Soetojo Sartono, MSc., MAPPI (Cert)**
No. Ijin Penilai: 1.98.0006
STTD: 02/PM/STTD-P/AB/2006
MAPPI : S-0015
**AS/dd/by**

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**Legal Opinion on Conflict of Interest Transaction**

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# ALI BUDIARDJO, NUGROHO, REKSODIPUTRO

COUNSELLORS AT LAW

*PARTNERS*
MARDJONO REKSODIPUTRO
ACHMAD S. KARTOHADIPRODJO
A. ZEN UMAR PURBA
M. HUSSEYN UMAR
MS. RICKY S. NAZIR
FERRY P. MADIAN
ERNST G. TEHUTERU
EMIR NURMANSYAH
NAFIS ADWANI
MS. RITA TYASTUTI TAUFIK
AGUS AHADI DERADJAT
WOODY PANANTO
ZACKY Z. HUSEIN

*OF COUNSEL*
MS. N. AMALUDDIN S.
MS. B.A. SALEH
T.M. ZAHIRSJAH
MS. HAJATI SUROREDJO
MS. WURIATI MARTOSEWOJO

THEODOOR BAKKER
OENE J. MARSEILLE
NUGROHO WISNUMURTI

GRAHA NIAGA, 24TH FLOOR
JALAN JENDERAL SUDIRMAN KAV. 58
JAKARTA 12190, INDONESIA
TELEPHONE: (021) 250 5125, 250 5136
TELEFAX: (021) 250 5001, 250 5121, 250 5122, 250 5392
E-MAIL: info@abnrlaw.com
WEBSITE: www.abnrlaw.com

*ASSOCIATES*
MS. LOLA R.Y. JOENOES
HAMUD M. BALFAS
MS. YANNY MEUTHIA S.
EFENDI H. MANURUNG
SAHAT A.M. SIAHAAN
MS. CHANDRAWATI DEWI
HERRY N. KURNIAWAN
LUKY I. WALALANGI
NURDIN ADIWIBOWO
MS. LISA PANGGADJAJA
MS. ANNY YULIA
MS. CARMEN B. SOEDARMAWAN
FREDDY KARYADI
BANI W. KUSNANDAR
AMIR ANGKASA
KEVIN OMAR SIDHARTA
INDRA SETIAWAN
NOOR VITO PRIYANTOMO
VINCENT ARIESTA LIE
MS. MARISHA MAYA MIRANTY
BARLI DARSYAH
MS. ELSIE F. HAKIM
DEBU BATARA LUBIS
MS. MONIC NISA DEVINA
MS. MIRIAM ANDRETA
MS. SYANTHY C. SALIM
MS. HESTI TIFFANY FITRI
M. AIDIL FITRISYAH
MS. MESIANTI P. TOBING
MS. FIESTA VICTORIA
MS. AMMALIA P. PUTRI
MS. SERAFINA MURYANTI H.F.
ERIC P. SANTOSO
SAHID RAMADIAN
IMMANUEL A. INDRAWAN
ABDUL AZIZ WAHID

Jakarta, May 21, 2008
Our Ref : 0402-b/ISM-08006/RSN-RT

**PT. Salim Ivomas Pratama**
Sudirman Plaza, Indofood Tower 11th floor
Jl. Jend. Sudirman Kav. 76-78
Jakarta 12910

**PT. Indofood Sukses Makmur, Tbk.**
Sudirman Plaza, Indofood Tower 27th floor
Jl. Jend. Sudirman Kav. 76-78
Jakarta 12910

Attn : Board of Directors

Dear Sirs,

**Re.: Legal Opinion on Conflict of Interest Transaction**

To comply with the requirements of Capital Market regulations, we, from the Law Firm ALI BUDIARDJO, NUGROHO, REKSODIPUTRO, holder of Capital Market Supporting Profession Registered Certificate No. 184/STTD-KH/PM/1998, valid until July 31, 2010, under the name of Mrs. Ricky S. Nazir, registered as member of the Indonesian Capital Market Legal Consultants, No. G.98.11794, valid until December 31, 2009, as an independent legal consultant, have been appointed by PT. Salim Ivomas Pratama, domiciled in Jakarta, which is the Controlled Company ("**Controlled Company**") of PT. Indofood Sukses Makmur Tbk., a Publicly Listed Company, domiciled in Jakarta, which has listed its shares at PT. Bursa Efek Indonesia (the "**Company**"), pursuant to the appointment letter No. SIMP/003/LEG-SIMP/Ext/III/08 issued by the Controlled Company on March 25, 2008 to deliver a legal opinion ("**Legal Opinion**") in relation to the Company's intention through its Controlled Company to subscribe 187,500 (one hundred eighty seven thousand and five hundred) new shares, each having a nominal value of IDR.1,000,000 (one million Rupiah) to be issued by PT. Lajuperdana Indah, domiciled in Jakarta, a limited liability company which is controlled by PT. Bangun Sriwijaya Sentosa, domiciled in Jakarta (hereinafter referred to as the "**Transaction**"). Said Transaction will be executed based on the terms and conditions as setforth in the Shares Subscription Agreement which was executed privately with sufficient stamp duty

dated May 9, 2008 ("**Subscription Agreement**"). PT. Bangun Sriwijaya Sentosa and PT. Lajuperdana Indah are Affiliated Parties (as defined in Article 1 Point 1 of Law No. 8 of the Year 1995 regarding Capital Market ("**UUPM**") with the Company's Main Shareholder, CAB Holding Limited, considering that those companies are indirectly controlled by the same Controller, namely Salim Group. Therefore, said Transaction is a Transaction which has a Conflict of Interest as stipulated under the Bapepam Rule No. IX.E.1 regarding Conflict of Interest on Certain Transactions, attached to the Decree of Chairman of Bapepam No. Kep-32/PM/2000, dated August 22, 2000 ("**Rule IX.E.1**").

This Legal Opinion is drawn up based on (i) prevailing laws and regulations, (ii) review on original documents, excerpts, copies, and photocopies of the documents as provided to us by the Company and Controlling Company, (iii) statements and verbal or written information provided by the members of Board of Directors, Board of Commissioners, representatives and/or employees of the Company and the Controlling Company, and (iv) information from PT. Lajuperdana Indah and PT. Bangun Sriwijaya Sentosa as far as related to the Transaction. Unless stipulated otherwise, in this Legal Opinion, the terms used herein will have the same meaning as the terms stipulated in UUPM and Rule IX.E.1.

Having reviewed and examined all documents related to the Transaction and in accordance with the assumptions and qualifications hereunder, our Legal Opinion is as follows:

1. The Company, domiciled in Jakarta, was established under the name PT. Panganjaya Intikusuma pursuant to Deed No. 228 dated 14 August 1990, which was amended by Deed No. 249, dated November 15, 1990 and Deed No. 171, dated June 20, 1991, all drawn up before Benny Kristianto, S.H., Notary di Jakarta, and have been approved by the Minister of Justice by virtue of its Decree No. C2-2915.HT.01.01.Th.91, dated July 12, 1991, registered in the District Court of South Jakarta under Registry No. 579/Not/1991/PN.JKT.SEL, 580/Not/1991/PN.JKT.SEL, and 581/Not/1991/PN.JKT.SEL, on August 5, 1991, and published in the State Gazette of the Republic of Indonesia No. 611 dated February 11, 1992, Supplement No. 12, and the articles of association of the Company have been amended several times and the latest amendment has been approved by the Minister of Law and Human Rights by virtue of its Decree No. AHU-16532.AH.01.02.Year 2008 dated April 3, 2008 and has been registered in the Company Register under No. AHU-0024331.AH.01.09.Year 2008, dated April 3, 2008.

2. Based on Deed of Statement of Meeting Resolution of the Company No. 28 dated February 22, 2008 made before Benny Kristianto, SH, Notary in Jakarta, which has been approved by the Minister of Law and Human Rights by its Decree No. AHU-16532.AH.01.02.Year 2008 dated April 3, 2008 and registered at the Company Register under No. AHU-0024331.AH.01.09.Year 2008 dated April 3, 2008, the current capital structure of the Company is as follows:

| No. | Capital Structure | Amount |
|---|---|---|
| 1. | Authorized capital | IDR.3,000,000,000,000 |
| 2. | Issued capital | IDR. 944,418,900,000 |
| 3. | Paid up capital | IDR. 944,418,900,000 |

The authorized capital is divided into 30,000,000,000 shares with the nominal value of IDR.100 (one hundred Rupiah) per share;

3. Pursuant to the shareholders register of the Company dated April 30, 2008, issued by PT. Raya Saham Registra as the Share Registrar of the Company, the shareholders' composition of the Company is as follows:

| No. | Name of Shareholders | Shares | % |
|---|---|---|---|
| 1. | CAB Holding Limited | 4,394,603,450 | 46.53 |
| 2. | JP Morgan Chase Bank Na Re Norbax Inc | 477,117,390 | 5.05 |

| | | | |
|---|---|---|---|
| 3. | Public (below 5% ownership) | 3,656,868,160 | 38.73 |
| 4. | *Treasury stock* | 915,600,000 | 9.69 |
| | **Total** | 9,444,189,000 | 100.00 |

4. The composition of Board of Directors and Board of Commissioners of the Company are respectively stated in (i) Deed of Statement of Meeting Resolution of the Company No. 94 dated May 30, 2007, made before Benny Kristianto, SH, Notary in Jakarta, which has been notified to the Minister of Law and Human Rights and received based on receipt of notification on change of Board of Directors and Commissioners No. W7-HT.01.10-8435, dated June 13, 2007 and (ii) Deed of Statement of Meeting Resolution of the Company No. 43 dated June 24, 2005, made before Benny Kristianto, SH, Notary in Jakarta, which has been notified to the Minister of Law and Human Rights and registered under No. C-UM.02.01.11706, dated August 11, 2005, and registered in the Company Register at the office of Company Registration of South Jakarta dated September 29, 2005.

BOARD OF DIRECTORS:

| No. | | |
|---|---|---|
| 1. | President Director | Anthoni Salim |
| 2. | Vice President Director | Fransiscus Welirang |
| 3. | Vice President Director | Cesar Manikan dela Cruz |
| 4. | Vice President Director | Darmawan Sarsito |
| 5. | Director | Aswan Tukianty |
| 6. | Director | Tjhie Tje Fie (Thomas Tjhie) |
| 7. | Director | Taufik Wiraatmadja |
| 8. | Director | Peter Kradolfer |

BOARD OF COMMISSIONERS:

| No. | | |
|---|---|---|
| 1. | President Commissioner | Manuel V. Pangilinan |
| 2. | Commissioner | Benny Setiawan Santoso |
| 3. | Commissioner | Edward A. Tortorici |
| 4. | Commissioner | Ibrahim Risjad |
| 5. | Commissioner | Albert del Rosario |
| 6. | Commissioner | Robert Charles Nicholson |
| 7. | Commissioner | Graham L. Pickles |
| 8. | Independent Commissioner | Drs. Utomo Josodirdjo |
| 9, | Independent Commissioner | Torstein Stephansen |
| 10. | Independent Commissioner | Prof. Dr. Wahjudi Praksarsa |

5. Based on our review, the Transaction is deemed as a Conflict of Interest Transaction as stipulated under Rule IX.E.1. This is caused due to the parties involved in the Transaction are Affiliated parties with the Substantial Shareholder of the Company, namely, CAB Holding Limited; and

6. The settlement of Transaction is dependent on the regulation and preconditional compliance as regulated in the Subscription Agreement, among others, has obtained the approval as required in the respective corporate documents of the parties, and prevailing law and regulations as well

as the bourse regulations at the respective jurisdictions, related with the Subscription Agreement. In relation thereto as a Conflict of Interest Transaction referred under Rule IX.E.1, the Company must obtain the approval from the Independent Shareholders of the Company in an extraordinary general meeting of shareholders ("**RUPSLB**") convened in accordance with the articles of association of the Company and Rule IX.E.1.

Said RUPSLB must be attended by the Independent Shareholders of the Company or its proxy representing more than 50% (fifty percent) of the shares owned by the Independent Shareholders of the Company and approved by the Independent Shareholders of the Company or its proxy representing more than 50% (fifty percent) shares owned by the Independent Shareholders of the Company.

In the event that the presence of the Independent Shareholders of the Company at the first RUPSLB has not reached the quorum, the second RUPSLB can be conducted with the condition that the second RUPSLB is attended by the Independent Shareholders of the Company or its proxy representing more than 50% (fifty percent) of the shares owned by the Independent Shareholders of the Company and the proposed Transaction should be approved by the Independent Shareholders of the Company or its proxy representing more than 50% (fifty percent) of the shares owned by the Independent Shareholders of the Company present at the second RUPSLB.

In the event that the presence of the Independent Shareholders of the Company in the second RUPSLB does not reach the quorum, the third RUPSLB can be conducted after the approval from the Capital Market and Financial Institution Supervisory Agency (BAPEPAM-LK) and the proposed Transaction must obtain the approval from the Independent Shareholders of the Company or its proxy representing more than 50% (fifty percent) of the shares owned by the Independent Shareholders of the Company present in the third RUPSLB.

If the proposed Transaction is not approved by the Independent Shareholders of the Company, then the proposed Transaction cannot be resubmitted within 12 months as of the date of the RUPSLB which rejects said proposed Transaction.

This Legal Opinion is drawn up based on the prevailing laws and regulations of the Republic of Indonesia with the following assumption and qualification:

1. All signatures are authentic, all original documents delivered to us are authentic, and copies, excerpts or photocopies of the documents given to us are the same as the original documents, and the original documents are authentic. All data contained in such documents are true, accurate and not misleading, and have never been amended, supplemented or revoked;

2. The Parties who have entered into agreements with the Company and/or all government officials who have issued permits or licenses, to undertake registration or recording for the Company had the necessary legal capacity and authority to do so in a lawful and binding manner; and

3. All verbal or written statement and information furnished by the members of the Board of Directors, Board of Commissioners, other representatives and/or employees of the Company, government officials and other Persons are true, complete and in accordance with the actual facts.

This Legal Opinion is rendered in our capacity as an independent and competent legal consultant.

Yours faithfully,
**ALI BUDIARDJO, NUGROHO, REKSODIPUTRO**

Ricky S. Nazir
STTD No. 184/STTD-KH/PM/1998

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**Proxy Form**

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**PROXY TO ATTEND**
**THE ANNUAL GENERAL MEETING OF SHAREHOLDERS ("AGM") and**
**THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS ("EGM")**
**PT INDOFOOD SUKSES MAKMUR Tbk ("COMPANY")**
**TO BE HELD ON FRIDAY, JUNE 27, 2008**

I/We[1] ____________________, residing at ______________________________as registered shareholder of Company, hereby designate Mr. Paulus Neoylo, Jalan Warakas Gg. 12 No. 94, RT.015/RW010, Kelurahan Warakas, Tanjung Priok and Mr. Suparjo, Jalan Gajah Gg Macan Hm 61 RT01/RW10, Kelurahan Lamper Tengah, Kecamatan Semarang Timur, or ____________________ [2] as my/our Proxy (the "Attorney") to attend and vote the number of shares stated below at the Company's AGM and EGM with the agenda as stated below, to be held on 27 June 2008 and at any adjournment thereof.

I/We request the Attorney to vote as follows:[3]

| Agenda of AGM | Agree | Reject | Abstain |
|---|---|---|---|
| I. Report of the Board of Directors on the activities and financial results of the Company for the year ended December 31, 2007. | | | |
| II. Approval of the Company's Balance Sheet and Income Statement as at end for the year December 31, 2007. | | | |
| III. Appropriation of net profit of the Company for the year 2007. | | | |
| IV. Appointment of the Public Accountant of the Company and authorization of the Board of Directors to determine the fees and other terms of engagement of the Public Accountant. | | | |
| V. Changes in the Company's Board. | | | |

| Agenda of EGM | Agree | Reject | Abstain |
|---|---|---|---|
| I. Reduction of issued and paid up capital of the Company in relation to the redemption in part of the treasury stock of the Company. | | | |
| II. Amendment of the articles of association of the Company. | | | |
| III. Approval of the Proposed Subscription in PT Lajuperdana Indah. | | | |

This Proxy shall remain valid and therefore entitle the Attorney to attend and vote at the AGM/EGM and any adjournment thereof (Second and Third Meetings) with respect to the above agenda items, for so long as I/we am/are registered shareholders of the Company.

______ number of shares [4]

Stamp duties Rp.6000

Signed ____________________ Date ____________________

**INSTRUCTIONS**

(1) Write your name and address in capital letters on the space provided as listed in the Company's Register of Shareholders on June 11, 2008 up to 16:00 hours Western Indonesia Time.

(2) Write the name and address of the appointed Attorney in capital letters on the space provided, if you do not want to appoint the Attorney as mentioned in this Proxy. Members of the Board of Directors, or the Board of Commissioners or employees of the Company may act as Attorney, but in the voting their votes will not be counted.

(3) Tick (X) in the box provided if you wish to vote. If you fail to do so, the Attorney shall be considered as having been given the power and authority to vote for any proposal put forward to the AGM/EGM and any adjournment thereof, at its discretion any vote cast in such circumstances by the Attorney shall be valid, binding and enforceable to the Shareholder.

(4) Write the number of shares related to this Proxy on the space provided according to the number of the Company's shares owned by you. If no number is inserted, this Proxy will be deemed to relate to all your shares in the Company as recorded in the Company's register of shareholders on June 11, 2008 up to 16:00 hours Western Indonesia Time.

**Note:**

a. For Corporate Shareholders, this Proxy must be drawn up and signed by a person authorized to represent the legal entity according to the provision of the legal entity's articles of association.

b. This Proxy, together with respective articles of association being the basis for the signing of this Proxy, must be sent to and received by the Board of Directors through Legal Department at the Office of the Company, Sudirman Plaza, Indofood Tower 25th Floor, Jalan Jenderal Sudirman Kav. 76-78, South Jakarta 12910 at the latest three (3) Business Days before the AGM/EGM, i.e June 24, 2008.

c. Shareholders or their attorneys attending the AGM/EGM are requested to bring with them and show to the registration staff, photocopies of their resident identity cards (KTP) or other means of identification, before entering the meeting hall. For the shareholders registered under the Collective Deposit at PT Kustodian Sentral Efek Indonesia ("KSEI") they have to show their written confirmation to attend the Meeting ("KTUR").

d. Return of this Proxy to the Company does not restrict you as a registered shareholder of the Company from attending and voting at the AGM/EGM, if so desired in this case, vote to be counted is yours.

## Statement Form

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**STATEMENT**

I/ we [(1)] ______________________________, as a registered Shareholder of [(2)] ________________ shares of PT Indofood Sukses Makmur Tbk., domiciled in Jakarta ("the Company"), in order to comply with the provisions in Bapepam Regulation No. IX.E.1 regarding Conflict of Interest in Certain Transactions (Attachment to the Decree of the Chairman of Bapepam No. Kep-32/PM/2000 dated 22 August 2000) ("Regulation No. IX.E.1"), hereby state that:

1. I am/ we are (a) Shareholder(s) of the Company and I am/ we are affiliated/ not affiliated [(3)] with the Company, Majority Shareholder of the Company and/or existing Director(s) and/or Commissioner(s) of the Company as mentioned in Regulation No. IX.E.1.

2. I am/ we are aware that if it is later proven that the declaration made in point (1) above is false or incorrect, I/ we may be subject to penalties in accordance with the applicable laws and regulations.

I/ we hereby state truthfully that I/ we understand the Company's Proposed Subscription as described in the Information for Shareholders.

____________, ______________2008

Declarer,

*Rp. 6,000 revenue stamp*

(____________________)

**Instructions:**

1. Write your name and address as Shareholder in the Company in the space provided if your name is registered in the Company's Shareholder Register on 11 June 2008 at 16.00 Western Indonesia Time.

2. Write the number of shares in the space provided, corresponding to the number of Company's shares that you own, as registered in the Company's Shareholder Register as of 16.00 Western Indonesia Time on 11 June 2008.

3. Cross out items that do not apply.
   Pursuant to Regulation No. IX.E.1, a Conflict of Interest is a conflict of economic interests of the Company with the economic interests of the Directors, Commissioners, majority shareholders of the Company or their affiliated parties.

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RECEIVED
2008 JUN 26 P 1:

# Form of Share Buyback Report to The Stock Exchange of Hong Kong Limited ("the Exchange")

## Form G

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

13 June 2008

Dear Sir,

Name of Company: First Pacific Company Limited (Stock Code: 00142)

Description of Securities: Ordinary Shares of par value of US$0.01 each

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

| Trading Day / Date | Number of Securities Purchased | Method of Purchase* | Price per Share or Highest Price Paid HK$ | Lowest Price Paid HK$ | Total Paid HK$ |
|---|---|---|---|---|---|
| 13 June 2008 | 1,574,000 | On the Exchange | 5.00 | 4.94 | 7,804,364.20 |
| Total | 1,574,000 | | | | 7,804,364.20 |

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) 1,574,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\left( \frac{(a) \times 100}{\text{issued share capital}} \right)$$ 0.049%

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 30 April 2008 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully,

**LI Lai Man Nancy**

Company Secretary

First Pacific Company Limited

END